UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AdvancePierre Foods Holdings, Inc.

(Name of Subject Company)

AdvancePierre Foods Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 9987 Carver Road, Blue Ash, Ohio 45242. The telephone number for the Company’s principal executive offices is (800) 969-2742.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of May 5, 2017, there were 78,664,929 shares of Company Common Stock issued and outstanding (the “Shares”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in “ITEM 1. SUBJECT COMPANY INFORMATION—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by DVB Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Parent”), to purchase all of the Shares at a purchase price per Share of $40.25 (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated May 9, 2017 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 25, 2017 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Upon the terms of and subject to the conditions to the Merger Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, promptly, after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Acceptance Time”). The Merger Agreement provides, among other things, that as soon as practicable (and in any event within two business days) following the consummation of the Offer, and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer

(other than (i) Shares owned by Parent, Merger Sub, Company (or held in Company’s treasury) or any direct or indirect wholly owned subsidiary of Parent or Company immediately prior to the Effective Time, or (ii) Shares held by any stockholder that has properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including but not limited to: (i) prior to the expiration of the Offer, there shall have been validly tendered and not validly withdrawn Shares that, together with all other Shares, if any, beneficially owned by Parent, Merger Sub and any other direct or indirect wholly-owned subsidiary of Parent, but excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL), represent at least a majority of the then outstanding Shares on a fully-diluted basis as of the date and time at which the acceptance for payment of shares pursuant to and subject to the Offer occurs (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) without the imposition of a Burdensome Condition (as defined in the Merger Agreement); (iii) there shall not have occurred and be continuing a Company Material Adverse Effect (as defined in the Merger Agreement); and (iv) those other conditions set forth in Annex I to the Merger Agreement. See “The Offer—Section 15—Conditions to the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A). The transaction is not subject to a financing condition.

The Offer will initially expire at 12:00 midnight (New York City time) at the end of the day on June 6, 2017, which is the date that is 20 business days following the commencement of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). If, on or prior to any then-scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, Merger Sub will be required to extend the Offer for successive periods of up to 10 business days in order to permit the satisfaction of such conditions; provided, however, that in no event shall Merger Sub be required to extend the Offer beyond December 25, 2017 (the “End Date”); and provided, further, that in no event shall Merger Sub be permitted to extend the Offer beyond the End Date without the prior written consent of the Company. Merger Sub may also be required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the New York Stock Exchange or other applicable law. Except in the case of termination of the Merger Agreement, Merger Sub is not permitted to amend, modify or supplement the terms and conditions of the Offer in any manner that broadens such conditions or is otherwise adverse to the holders of the Shares without the prior written consent, among other things, of the Company.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is 2200 West Don Tyson Parkway, Springdale, AR 72762, and the telephone number at such offices is (479) 290-4000.

In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements,

arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Merger Sub or any of their respective executive officers, directors or affiliates.

Arrangements with Parent and Merger Sub

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in “The Offer—Section 13—The Transaction Documents—Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9, and which is incorporated by reference herein.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements between the Company and its Current Executive Officers, Directors and Affiliates—Director and Officer Exculpation, Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a separate tender and support agreement (the “Tender and Support Agreement”) with OCM Principal Opportunities Fund IV Delaware, L.P. (“Oaktree”) and OCM APFH Holdings, LLC (together, “Oaktree Holders”), together holding, as of April 25, 2017, approximately 42% of the Shares. Under the Tender and Support Agreement, Oaktree Holders agreed, among other things, with respect to its Shares (including any Shares acquired by such stockholder after the date of the Tender and Support Agreement) (collectively, the “Subject Shares”), to tender its Subject Shares pursuant to the Offer and vote its Subject Shares, among other things, (i) against any action or contract that would reasonably be expected to result in the failure of any conditions to the Offer or any conditions to the Merger being satisfied on or before the End Date and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, contract or transaction that is intended, or would reasonably be expected to, frustrate the purpose of, impede, hinder, interfere with, prevent, materially delay or materially postpone or adversely affect the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) or that is intended, or would reasonably be expected to, facilitate the entry into or consummation of a definitive agreement with respect to an Acquisition Proposal. The Tender and Support Agreement terminates automatically (without notice or other action of the parties) upon the first to occur of (i) the Effective Time, (ii) a change of the recommendation of the Company’s Board of Directors (the “Company Board”) effected in compliance with the Merger Agreement and (iii) the termination of the Merger Agreement in accordance with its terms. In addition, the Tender and Support Agreement may be terminated by any Oaktree Holder with respect to such Oaktree Holder upon a reduction to the Offer Price.

The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On April 23, 2017, the Company and Parent entered into a confidentiality agreement the (“Confidentiality Agreement”) in connection with a potential negotiated transaction between the parties. Parent agreed, among other things, to keep certain information confidential and to use such information solely for the purpose of evaluating a potential transaction between the parties. The Confidentiality Agreement will expire eighteen months from the date of its execution. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements between the Company and its Current Executive Officers, Directors and Affiliates

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including but not limited to as a result of possible ongoing roles with Parent, treatment of outstanding equity awards and payments under the Company’s severance plans or individual employment agreements discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “ITEM 8. ADDITIONAL INFORMATION—Golden Parachute Compensation” below, which is incorporated herein by reference, and information contained in the section entitled “Compensation Discussion and Analysis” in the Company’s definitive proxy statement filed with the SEC on April 13, 2017.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of May 1, 2017, by each of the Company’s executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 below)); and (ii) the aggregate Offer Price or Merger Consideration per Share that would be payable for such Shares. Shares that a person has the right to acquire within 60 days of the date of May 1, 2017 (disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person.

Name	Number of Shares Owned(1)	Cash Consideration Payable in Respect of Shares
Named Executive Officers
John N. Simons, Jr.(2)	1,483,757	$59,721,219
Christopher D. Sliva	12,671	$510,008
Michael B. Sims	440,118	$17,714,750
George F. Chappelle, Jr.	284,567	$11,453,822
James L. Clough	420,702	$16,933,256

Other Executive Officers
Stephen D. Booker	19,813	$797,473
Linn S. Harson	—	$—
Bernie Panchot	35,438	$1,426,380
Tony Schroder	165,177	$6,648,374
John W. Theis III	29,916	$1,204,119
David Tipton	14,640	$589,260

Non-Employee Directors
Celeste A. Clark, Ph.D.	8,211	$330,493
Peter C. Dillingham	—	$—
Dean Hollis	452,495	$18,212,924
Stephen A. Kaplan	—	$—
Gary L. Perlin	4,932	$198,513
Matthew C. Wilson	—	$—

(1)

Does not include Company Stock Options (as defined below), Company RSUs (as defined below) or Company Restricted Shares (as defined below), each of which is separately disclosed following this table and no amount of which held by an individual above will vest pursuant to its terms between May 1, 2017, the date for purposes of the table above, and July 1, 2017, the date for purposes of the tables below.

(2)

Mr. Simons resigned from his employment effective March 31, 2017 and is scheduled to retire from the Company Board effective as of its annual meeting of stockholders scheduled for May 17, 2017, as further discussed in the section titled “Employment Agreements” below.

Effect of the Merger Agreement on Equity Awards

Treatment of Company Stock Options

At or immediately prior to the Effective Time, each option (or portion thereof) to acquire Shares that is outstanding immediately prior to the Effective Time (collectively, the “Company Stock Options”) will be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such canceled Company Stock Option by (ii) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld. The treatment of Company Stock Options pursuant to the Merger Agreement was approved by the Company Board.

The table below sets forth, as of and assuming the closing of the Merger (the “Closing”) occurs on July 1, 2017, the Company Stock Options held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Shares subject to such Company Stock Options and (ii) an estimate of the value of such Company Stock Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration per Share over the per share exercise prices of such Company Stock Options held by the individual by the number of Shares subject to such Company Stock Options.

Name	Number of Shares Underlying Vested Options	Exercise Price Per Share of Vested Options	Number of Shares Underlying Unvested Options	Exercise Price Per Share of Unvested Options	Estimated Cash Value of Company Stock Options
Named Executive Officers
John N. Simons, Jr.	185,567	$25.69	—	$—	$2,701,856
Christopher D. Sliva	—	$—	—	$—	$—
Michael B. Sims	—	$—	37,113	$25.69	$540,365
George F. Chappelle, Jr.	—	$—	37,113	$25.69	$540,365
James L. Clough	—	$—	37,113	$25.69	$540,365

Other Executive Officers
Stephen D. Booker	—	$—	25,979	$25.69	$378,254
Linn S. Harson	—	$—	9,278	$25.69	$135,088
Bernie Panchot	—	$—	—	$—	$—
Tony Schroder	—	$—	25,979	$25.69	$378,254
John W. Theis III	—	$—	15,464	$25.69	$225,156
David Tipton	—	$—	17,320	$25.69	$252,179

Non-Employee Directors
Celeste A. Clark, Ph.D.	—	$—	—	$—	$—
Peter C. Dillingham	—	$—	—	$—	$—
Dean Hollis	—	$—	—	$—	$—
Stephen A. Kaplan	—	$—	—	$—	$—
Gary L. Perlin	—	$—	—	$—	$—
Matthew C. Wilson	—	$—	—	$—	$—

Treatment of Company Restricted Stock Units

At or immediately prior to the Effective Time, each restricted Share unit that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) will be canceled and converted into the right to receive, at or promptly after the Effective Time, solely an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company RSU, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld. The treatment of Company RSUs pursuant to the Merger Agreement was approved by the Company Board.

The table below sets forth, as of and assuming the Closing occurs on July 1, 2017, the Company RSUs held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Shares subject to such Company

RSUs and (ii) an estimate of the value of such Company RSUs on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration per Share by the number of Shares subject to such Company RSUs.

Name	Number of Shares Underlying Company RSUs	Estimated Cash Value of Company RSUs
Named Executive Officers
John N. Simons, Jr.	—	$—
Christopher D. Sliva	194,932	$7,846,013
Michael B. Sims	90,344	$3,636,346
George F. Chappelle, Jr.	90,344	$3,636,346
James L. Clough	90,344	$3,636,346

Other Executive Officers
Stephen D. Booker	47,647	$1,917,792
Linn S. Harson	22,587	$909,127
Bernie Panchot	—	$—
Tony Schroder	47,647	$1,917,792
John W. Theis III	24,649	$992,122
David Tipton	25,267	$1,016,997

Non-Employee Directors(1)
Celeste A. Clark, Ph.D.	4,948	$199,157
Peter C. Dillingham	4,948	$199,157
Dean Hollis	4,948	$199,157
Stephen A. Kaplan	—	$—
Gary L. Perlin	4,948	$199,157
Matthew C. Wilson	—	$—

(1)

Does not include Company RSUs that may be issued to non-employee directors between the time of this filing and July 1, 2017 for service on the Company Board in 2017 pursuant to the terms of the Merger Agreement and the Company’s Independent Director Compensation Policy.

Treatment of Company Restricted Shares

At or immediately prior to the Effective Time, each restricted Share that is outstanding immediately prior to the Effective Time (collectively, the “Company Restricted Shares”) will be converted into the right to receive, at or promptly after the Effective Time, solely an amount in cash equal to the Merger Consideration, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

The table below sets forth, as of and assuming the Closing occurs on July 1, 2017, the Company Restricted Shares held by each of the Company’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, based on the following: (i) the aggregate number of Company Restricted Shares and (ii) an estimate of the value of such Company Restricted Shares on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration per Share by the number of Company Restricted Shares.

Name	Number of Company Restricted Shares	Estimated Cash Value of Company Restricted Shares
Named Executive Officers
John N. Simons, Jr.	—	$—
Christopher D. Sliva	—	$—
Michael B. Sims	—	$—
George F. Chappelle, Jr.(1)	24,656	$992,404
James L. Clough	—	$—

Other Executive Officers
Stephen D. Booker	147,939	$5,954,545
Linn S. Harson	—	$—
Bernie Panchot	4,093	$164,743
Tony Schroder	—	$—
John W. Theis III	—	$—
David Tipton	43,920	$1,767,780

Non-Employee Directors(2)
Celeste A. Clark, Ph.D.(3)	14,794	$595,459
Peter C. Dillingham	—	$—
Dean Hollis	—	$—
Stephen A. Kaplan
Gary L. Perlin(4)	14,794	$595,459
Matthew C. Wilson	—	$—

(1)	Comprises solely Company Restricted Shares over which Mr. Chappelle has sole voting power and no dispositive power.
(2)

Does not include Company Restricted Shares that may be issued to non-employee directors between the time of this filing and July 1, 2017 for service on the Company Board in 2017 pursuant to the terms of the Merger Agreement and the Company’s Independent Director Compensation Policy.

(3)	Comprises solely Company Restricted Shares over which Dr. Clark has sole voting power and no dispositive power.
(4)	Comprises solely Company Restricted Shares over which Mr. Perlin has sole voting power and no dispositive power.

The table below sets forth, as of and assuming the Closing occurs on July 1, 2017, the estimated payments to be made to each of the Company’s executive officers and directors in relation to the Company Stock Options, Company RSUs and Company Restricted Shares held by each individual pursuant to the Merger Agreement, as further described in the three foregoing tables.

Name	Estimated Cash Value of Company Stock Options	Estimated Cash Value of Company RSUs	Estimated Cash Value of Company Restricted Shares	Total Estimated Equity-Award Related Cash Payment
Named Executive Officers
John N. Simons, Jr.	$2,701,856	$—	$—	$2,701,856
Christopher D. Sliva	$—	$7,846,013	$—	$7,846,013
Michael B. Sims	$540,365	$3,636,346	$—	$4,176,711
George F. Chappelle, Jr.	$540,365	$3,636,346	$992,404	$5,169,115
James L. Clough	$540,365	$3,636,346	$—	$4,176,711

Other Executive Officers
Stephen D. Booker	$378,254	$1,917,792	$5,954,545	$8,250,591
Linn S. Harson	$135,088	$909,127	$—	$1,044,215
Bernie Panchot(1)	$—	$—	$164,743	$657,916
Tony Schroder	$378,254	$1,917,792	$—	$2,296,046
John W. Theis III	$225,156	$992,122	$—	$1,217,278
David Tipton	$252,179	$1,016,997	$1,767,780	$3,036,956
Non-Employee Directors
Celeste A. Clark, Ph.D.	$—	$199,157	$595,459	$794,616
Peter C. Dillingham	$—	$199,157	$—	$199,157
Dean Hollis	$—	$199,157	$—	$199,157
Stephen A. Kaplan	$—	$—		$—
Gary L. Perlin	$—	$199,157	$595,459	$794,616
Matthew C. Wilson	$—	$—	$—	$—

(1)

The Company is party to three Special Equity-Based Incentive Plan (“SEBIP”) letters, each of which provides for a cash award based on Company Stock value as of applicable vesting dates. Ms. Panchot is the sole executive officer or director party to a SEBIP letter. In connection with the Merger, the Company intends to cancel all SEBIP letters in exchange for a payment calculated using a Company stock value of $40.25 per share. Ms. Panchot’s estimated SEBIP cancellation payment is approximately $493,173.

Employee Stock Purchase Plans

The Company maintains two employee stock purchase plans: the Employee Stock Purchase Plan (the “ESPP”) and the Associate Stock Purchase Plan (the “ASPP”). The ESPP has not yet been implemented and will not be implemented prior to the Closing. Pursuant to the Merger Agreement, the Company will not commence any new offering or purchase period under the ASPP or permit any new participants to participate under the ASPP, and will terminate any then-ongoing offering or purchase period no later than the day immediately prior to the Effective Time. At such time, the Company’s broker will utilize each ASPP participant’s account balance to acquire whole shares of Company stock pursuant to the terms of the ASPP and return to each participant any remaining funds in his or her account. Both the ESPP and the ASPP will terminate immediately prior to the Effective Time.

Employee Severance Plans

The Company maintains a standard severance policy pursuant to which salaried employees who are involuntarily terminated by the Company for reasons other than cause are eligible to receive the following benefits: (1) base salary continuation for 8 to 26 weeks, based on the employee’s position; (2) continuation of medical and dental benefits for two months at active employee rates; and (3) career transition / outplacement services for the base salary continuation period. The payment of any severance pay or benefits under the Company’s standard severance practice is contingent on the employee’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates. None of the Company’s named executive officers are eligible to receive any severance pay or benefits pursuant to the Company’s standard severance policy.

In addition to the Company’s standard severance policy, a select group of employees participates in the Company’s Special Enhanced Severance Plan (the “Enhanced Severance Plan”). The Enhanced Severance Plan provides participants who experience a qualifying termination (as described therein) during the 26-week period immediately following a change in control (which the consummation of the Offer and the Merger will constitute) with (1) salary continuation for 16 to 39 weeks, depending on the employee’s position; (2) a reduced COBRA premium during the salary continuation period; and (3) outplacement services for one to three months, depending on the employee’s position. The payment of any severance pay or benefits under the Enhanced Severance Plan is contingent on the employee’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates. None of the Company’s named executive officers are eligible to participate in the Enhanced Severance Plan.

The Company also maintains the Executive Severance Plan (the “Executive Severance Plan”) pursuant to which the Company’s Chief Executive Officer and President, Chief Financial Officer and certain other executive officers of the Company (including the Company’s named executive officers) are eligible to participate. The Executive Severance Plan provides participants who experience a qualifying termination (as described therein) with (1) severance payments equal to a multiple of the sum of the employee’s (a) annual base salary and (b) average annual bonus for the two most recently completed full fiscal years of employment, depending on the employee’s position (Chief Executive Officer and President (2.0x); Chief Financial Officer (1.5x); and other executive officers (1.0x)); (2) payment of the employee’s cost of COBRA coverage for the employee and his or her eligible dependents for a specified period (or until the employee becomes eligible for coverage with a subsequent employer or otherwise ceases to be eligible for COBRA), depending on the employee’s position (Chief Executive Officer and President (24 months); Chief Financial Officer (18 months) and other executive officers (12 months)); and (3) outplacement services for three months. The payment of any severance pay or benefits under the Executive Severance Plan is contingent on the employee’s execution and non-revocation of a release of claims in favor of the Company and its affiliates.

Pursuant to the Merger Agreement, Parent has agreed that for the period commencing on the Effective Time and ending on the first anniversary thereof, Parent or the Surviving Corporation (as defined in the Merger Agreement), as applicable, will provide or cause to be provided to each employee of the Company or any of its Subsidiaries immediately prior to the Effective Time whose employment with the Surviving Corporation (or Parent or any of its Affiliates (as defined in the Merger Agreement)) continues after the Effective Time (each, a “Continuing Employee”) with severance benefits that are no less favorable than the severance pay and benefits for which such Continuing Employee was eligible immediately prior to the Acceptance Time pursuant to the terms of the Company’s general severance policy and the severance plans described above as applicable except that (1) regardless of the terms of any such severance plan or policy, no Continuing Employee will be eligible to receive any payment under the Company’s standard severance policy, Enhanced Severance Plan or Executive Severance Plan as a result of a change in his or her reporting relationship on or following the Acceptance Time, and (2) any Continuing Employee (a) who is required by Parent or the Surviving Corporation or any of their respective Subsidiaries to relocate to a work location that is more than 50 miles from such person’s work location in effect immediately prior to the Acceptance Time or (b) who is an hourly employee and is assigned by Parent, the Surviving Corporation or any of their respective Subsidiaries to a work status representing a reduction of more than 30% in such Continuing Employee’s weekly work schedule in effect as of immediately prior to the Acceptance Time, will (in the absence of circumstances giving rise to a just cause termination by his or her employer) be entitled to resign in a manner that entitles such person to benefits under the applicable severance plan or policy. For avoidance of doubt, the exclusion described above in the case of a change in an employee’s reporting relationship would not supersede any provision in any individual employment agreement that provides for severance benefits upon a qualifying termination in such circumstances.

Employment Agreements

John N. Simons, Jr. (former Chief Executive Officer)

On November 7, 2016, the Company entered into a transition and separation agreement with Mr. Simons, pursuant to which Mr. Simons resigned from his employment effective March 31, 2017 and is scheduled to retire from the Company Board effective as of the Company’s annual meeting of stockholders scheduled for May 17, 2017. The transition and separation agreement supersedes and replaces Mr. Simons’ employment agreement previously entered into with the Company, except for certain terms which expressly continue to apply. The transition and separation agreement provides, among other things, that upon his separation and to the extent not previously vested, all outstanding equity-based awards then held by Mr. Simons vested; continued health insurance benefits at the Company’s expense until the earlier of 18 months following March 31, 2017 or the date on which he obtains other medical plan coverage; and a lump-sum payment equal to any unpaid annual bonus earned by Mr. Simons for the Company’s 2016 fiscal year.

Christopher D. Sliva (Chief Executive Officer and President)

On October 27, 2016, the Company entered into an employment agreement with Mr. Sliva, which provides for a three-year initial term of employment that is scheduled to end on November 14, 2019 (unless earlier terminated) and automatically renews for successive one-year periods unless terminated by either party on not less than 180 days’ notice. Mr. Sliva’s employment agreement provides for a target annual bonus of 100% of his $800,000 annual base salary. Mr. Sliva’s employment agreement provides that if, during the term of his employment agreement, a Change in Control occurs (which the consummation of the Offer and the Merger will constitute), all of Mr. Sliva’s outstanding restricted stock units, stock options and any other equity or equity-based awards will fully vest and become immediately exercisable. In addition, Mr. Sliva’s employment agreement provides, among other things, that if, during the term of his employment agreement, Mr. Sliva’s employment is terminated by the Company without Cause or by him for Good Reason (each term as defined therein) during the nine-month period following a Change in Control, subject to his execution and non-revocation of a general release of claims in favor of the Company and its affiliates and his continued compliance with the restrictive covenants set forth in his employment agreement, Mr. Sliva will receive the following payments and benefits: (i) a cash payment in an amount equal to (x) three times the sum of his then-current annual base salary plus (y) three times his target annual bonus, payable in a lump sum (or in substantially equal installments over three years to the extent required to comply with applicable tax law); (ii) continued health insurance benefits at the Company’s expense until the earlier of 18 months following the date of termination, or the date on which he obtains other medical plan coverage; (iii) a payment equal to any unpaid prior year annual bonus and a prorated annual bonus for the year in which the termination occurs, in each case, payable at such time as bonuses are paid to the Company’s other senior executives; and (iv) full vesting and prompt settlement of any then-unvested portion of the 194,932 Company RSUs granted to Mr. Sliva on November 14, 2016.

In addition, Mr. Sliva’s employment agreement provides that, if any payments or benefits provided to Mr. Sliva in connection with a Change in Control are subject to excise taxes as a result of the application of Sections 280G and 4999 of the Code, such payments and benefits will be reduced so that no excise tax is payable, but only if this reduction results in a more favorable after-tax position for Mr. Sliva.

Michael B. Sims (Chief Financial Officer)

On February 2, 2012, the Company entered into an employment agreement with Mr. Sims, which provides for a target annual bonus of 75% of his $500,000 annual base salary. Mr. Sims’ employment agreement provides for severance benefits to be paid in connection with his termination (i) by the Company for any reason other than “Cause” or by disability that continues for greater than six months; or (ii) by him within three months following a “Change in Control” (which the consummation of the Offer and the Merger will constitute) as a result of (a) a material reduction in his then-current base salary or bonus level; (b) a change in office location requiring a relocation from the state of Ohio or in excess of 100 miles; (c) a change resulting in the material diminution of his then-current job description and responsibilities; or (d) a material change in reporting relationship (in each case, provided he adhere to certain notice requirements). Under such circumstances and contingent upon Mr. Sims signing and not revoking a comprehensive release of claims substantially in a form provided by us, Mr. Sims would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement).

George F. Chappelle, Jr. (Chief Operating Officer)

On December 23, 2013, the Company entered into an employment agreement with Mr. Chappelle, which provides for an annual bonus with a target of 75% of his $500,000 base salary. Mr. Chappelle’s employment agreement provides for severance benefits to be paid in connection with his termination (i) by the Company for any reason other than “Cause” (as defined therein) or by disability that continues for greater than six months; or (ii) by him within three months following a “Change in Control” (which the consummation of the Offer and the Merger will constitute) as a result of (a) a material reduction in his then-current base salary or bonus level; (b) a change resulting in the material diminution of his then-current job description and responsibilities; (c) a material change in reporting relationship; or (d) a change in office location requiring a relocation in excess of 50 miles (in each case, provided he adhere to certain notice requirements). Under such circumstances and contingent upon Mr. Chappelle’s signing and not revoking a comprehensive release of claims substantially in a form provided by the Company, Mr. Chappelle would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement).

James L. Clough (Chief Commercial Officer and President, Foodservice)

On June 18, 2013, the Company entered into an employment agreement with Mr. Clough, which provides for an annual bonus with a target of 75% of his $500,000 base salary. Mr. Clough’s employment agreement provides for severance benefits to be paid in connection with his termination (i) by the Company for any reason other than “Cause” or by disability that continues for greater than six months; or (ii) by him within three months following a “Change in Control” (which the consummation of the Offer and the Merger will constitute) as a result of (a) a material reduction in his then-current base salary or bonus level; or (b) a change resulting in the material diminution of his then-current job description and responsibilities (in each case, provided he adhere to certain notice requirements). Under such circumstances and contingent upon Mr. Clough’s signing and not revoking a comprehensive release of claims substantially in a form provided by the Company, Mr. Clough would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement).

On March 24, 2016, Mr. Clough and the Company entered into an amendment to Mr. Clough’s employment agreement. The amendment contains a contingent payment feature stating that if Mr. Clough voluntarily terminates employment with the Company prior to the three year anniversary of October 14, 2014, Mr. Clough will repay the Company $100,000 (which the Company paid to Mr. Clough to facilitate his relocation). The amendment superseded a prior relocation repayment agreement between the parties. The amendment contains a partial payment acceleration feature in the event of certain company liquidity transactions.

Tax Gross-Ups

Subject to good faith consultation and agreement between the Company and Parent, the Company may make, or enter into binding obligations to make, gross-up, indemnification or other reimbursement payments to certain of its executive officers and other individuals with regard to Section 4999 of the Internal Revenue Code of 1986, inclusive of any income taxes, employment taxes and excise taxes applicable thereto (except for Mr. Simons, whose current agreements with the Company already provide for such a reimbursement). All such payments will not exceed $12.5 million in the aggregate and will be allocated amongst such individuals prorata based on the maximum amount of such taxes under such section that is reasonably expected to become payable by such individuals. The actual amounts that may be apportioned to each of these individuals is uncertain as of the time of this filing.

Employee Benefits Matters

Pursuant to the Merger Agreement, Parent has agreed that for the period commencing on the date of the Effective Time through the first anniversary thereof (or such shorter period of employment, as the case may be), Parent will provide Continuing Employees with a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employees by the Company or its subsidiaries as of immediately prior to the Acceptance Time. Parent has further agreed that for the period commencing on the date of the Effective Time through the last day of the calendar year in which the Effective Time occurs (or such shorter period of employment, as the case may be), Parent will, or will cause the Surviving Corporation to, provide Continuing Employees with target cash incentive opportunities and employee benefits (other than any equity or equity-based and change in control or transaction-based compensation or benefits or severance pay or benefits) that are substantially comparable in the aggregate to the target cash incentive opportunities and employee benefits (other than any equity or equity-based and change in control or transaction-based compensation or benefits or severance pay or benefits) provided to such Continuing Employees by the Company or its subsidiaries immediately prior to the Acceptance Time.

For a discussion of Parent’s post-Acceptance Time obligations with regard to the severance plans, see the section titled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Employee Severance Plans” above.

Prorated 2017 Bonus Payments

In connection with the Merger, the Company may, in its discretion, pay each current employee an amount in cash equal to his or her annual cash bonus under the annual incentive compensation plan or program in which such person participates as of the Acceptance Time in respect of the Company’s 2017 fiscal year. Such bonuses, if paid, will be (i) based on actual performance through the Acceptance Time and (ii) prorated for the portion of the 2017 fiscal year that has elapsed prior to the date of the Acceptance Time (rounded up to the first day of the month following the month in which the Acceptance Time occurs).

Retention Bonuses

In connection with the Merger, the Company may establish a retention bonus pool for the grant of cash retention awards to its employees, provided that the amount of the retention pool, the payment terms and vesting schedule of any retention award and the allocation of the retention pool amongst the Company’s employees, in each case, is subject to good faith consultation with, and the prior consent (which consent cannot be unreasonably withheld) of, Parent.

As of the date of this Schedule 14D-9, no decisions have been made regarding any retention bonuses payable to the Company’s employees in connection with the Merger.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

The Company’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The Company’s amended and restated bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into separate indemnification agreements with certain of its directors, officers and other employees that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, the Company is not obligated to indemnify such directors, officers or other employees in certain circumstances, including for any claim for which payment has been received by or on behalf of such director, officer or other employee under any insurance policy or other indemnity provision, in connection with most proceedings initiated by such directors, officers or other employees, and certain other situations.

This description of the indemnity agreements entered into between the Company and certain of its directors, officers and other employees is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(24) hereto, which is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, the Surviving Corporation and Parent agree to cause the Surviving Corporation, to the fullest extent permitted by law and or provided under the Company’s certification of incorporation of bylaws in effect as of the date of the Merger Agreement, to indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time. For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Company is required to prior to the Effective Time (or, if it is unable to do so, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the Company’s existing policies, except that the cost of such policies may not exceed 300% of the annual premium currently paid by the Company for such coverage and if the annual premiums of such insurance coverage exceed this 300% cap, Parent shall cause the Surviving Corporation to obtain a policy with the greatest coverage available, for a cost not exceeding 300% of the annual premium currently paid by the Company for such coverage.

These indemnification and directors’ and officers’ insurance requirements are intended to be for the benefit of, and enforceable by, each Indemnified Person and his or her heirs or representatives.

If Parent, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any entity, then, and in each such case necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume these obligations with respect to indemnification and directors’ and officers’ insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Possible Post-Transaction Employment of Executive Officers

While, as of the date of this Schedule 14D-9, none of the Company’s directors or executive officers has entered into any agreement or arrangement with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s executive officers in the future. Neither the Offer nor the Merger is conditioned upon any director or executive officer entering into any such agreement or arrangement.

Section 16 Matters

Pursuant to the Merger Agreement, Parent and the Company shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated thereby (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, and who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934.

Registration Rights Agreement

Prior to the Company’s initial public offering (the “IPO”), the Company was party to a registration rights agreement with its principal stockholders and certain other pre-IPO stockholders. In connection with the IPO, the Company entered into an amended and restated registration rights agreement with its principal stockholders and the same pre-IPO stockholders. The prior registration rights agreement granted, and the amended and restated registration rights agreement grants, to the Company’s principal stockholders an unlimited number of “demand” registration rights, and to both the Company’s principal stockholders and the other pre-IPO stockholders party thereto, customary “piggyback” registration rights. The amended and restated registration rights agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the Company’s principal stockholders and the pre-IPO stockholders party thereto against certain liabilities which may arise in relation to their ownership of Company securities.

Pursuant to the Merger Agreement, the Company shall cause the registration rights agreement to be terminated effective as of immediately prior to the Acceptance Time, with no continuing liability or obligation of the Company or any of its subsidiaries to any other person, except for any indemnification obligations of the Company existing prior to the date of the Merger Agreement.

Stockholders Agreement

Prior to the IPO, the Company was party to a stockholders agreement with its principal stockholders and certain other pre-IPO stockholders, including members of management, which contained agreements among the parties with respect to, among other things, preemptive rights, transfer restrictions, come-along rights, bring-along rights, rights of first refusal and election of the Company’s directors. The pre-IPO stockholders agreement terminated automatically on July 20, 2016, upon the consummation of the IPO.

In connection with the IPO, the Company entered into a new stockholders agreement with its principal stockholder. This agreement grants the Company’s principal stockholder the right to nominate to the Company Board a number of designees equal to: (1) at least a majority of the total number of directors comprising the Company Board at such time, as long as affiliates of Oaktree beneficially own at least 50% of the Shares entitled to vote generally in the election of the Company’s directors; (2) at least 40% of the total number of directors comprising the Company Board at such time as long as affiliates of Oaktree beneficially own at least 40% but less than 50% of the Shares entitled to vote generally in the election of the Company’s directors; (3) at least 30% of the total number of directors comprising the Company Board at such time as long as affiliates of Oaktree beneficially own at least 30% but less than 40% of the Shares entitled to vote generally in the election of the Company’s directors; (4) at least 20% of the total number of directors comprising the Company Board at such time as long as affiliates of Oaktree beneficially own at least 20% but less than 30% of the Shares entitled to vote generally in the election of the Company’s directors; and (5) at least 10% of the total number of directors comprising the Company Board at such time as long as affiliates of Oaktree beneficially own at least 5% but less than 20% of the Shares entitled to vote generally in the election of the Company’s directors. For purposes of calculating the number of directors that the principal stockholder is entitled to nominate pursuant to the formula outlined above, any fractional amounts are rounded up to the nearest whole number and the calculation is made on a pro forma basis, taking into account any increase in the size of the Company Board (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the Company Board is created by the death, disability, retirement or resignation of an Oaktree director designee, Oaktree has, to the fullest extent permitted by law, the right to have the vacancy filled by a new Oaktree director-designee.

Pursuant to the Merger Agreement, the Company shall cause the stockholders agreement to be terminated effective as of immediately prior to the Acceptance Time, with no continuing liability or obligation of the Company or any of its subsidiaries to any other person.

Term Loans

Oaktree and its affiliates are participating lenders under the Company’s first lien term loan of which $26.8 million aggregate principal amount was owed to Oaktree and its affiliates at April 1, 2017. At April 1, 2017, interest accrued to Oaktree and its affiliates was $0.1 million.

Oaktree and its affiliates were participating lenders under the Company’s second lien term loan that was repaid in full on June 2, 2016. $32.0 million aggregate principal amount of the Company’s prior second lien term loan was owed to Oaktree and its affiliates at January 2, 2016. At January 2, 2016, interest accrued to Oaktree and its affiliates was $0.7 million.

Related party interest for Oaktree and its affiliates with respect to term loans were $2.4 million, $3.1 million, and $3.1 million for the 2016, 2015 and 2014 fiscal years of the Company, respectively.

Senior Unsecured Notes

At April 1, 2017, Oaktree Capital Management, L.P. (“Oaktree Capital”) and its affiliates owned $40.0 million aggregate principal amount of the Company’s senior unsecured notes, due December 16, 2024. At April 1, 2017, interest accrued to Oaktree Capital and its affiliates was $0.9 million. Interest expense in fiscal 2016 with respect to the senior unsecured notes owned by Oaktree Capital and its affiliates was $0.1 million.

Income Tax Receivable Agreement

In connection with the IPO, the Company entered into an income tax receivable agreement with its pre-IPO stockholders that requires the Company to pay its pre-IPO stockholders 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that the Company and its subsidiaries actually realize (or are deemed to realize in the case of an early termination by the Company or a change of control, which, as discussed below, the consummation of the Offer and the Merger will constitute), as a result of the utilization of the Company and its subsidiaries’ net operating losses, tax basis and other tax attributes attributable to periods prior to the IPO together with interest accrued at a rate of London Interbank Offered Rate plus 2% from the date the applicable tax return is due (without extension) until the date the applicable payment is due.

For purposes of the income tax receivable agreement, cash savings in income tax is computed by comparing the Company’s actual income tax liability to the amount of such taxes that the Company would have been required to pay had it not been able to utilize the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement commenced upon consummation of the IPO and will continue until all relevant tax benefits have been utilized or have expired. The Company’s counterparties under the income tax receivable agreement are not required to reimburse the Company for any benefits that are subsequently disallowed (although any future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances the Company could make payments under the income tax receivable agreement that are greater than the Company’s actual cash tax savings.

If the Company undergoes a change of control (which the consummation of the Offer and the Merger will constitute), the income tax receivable agreement will terminate and the Company will be required to make a lump sum payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to the Company and its subsidiaries’ future taxable income. Any such payment could be substantial and could exceed the Company’s actual cash tax savings.

Prior to entering into the Merger Agreement, assuming no material changes in the relevant tax law and that the Company and its subsidiaries earned sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, the Company expected that future payments under the income tax receivable agreement would total approximately $254.2 million. On July 20, 2016, the effective date of the income tax receivable agreement, the Company recorded an initial obligation of approximately $254.2 million. The Company expected to pay approximately half of the estimated value of the income tax receivable agreement payments in the first four years (2017-2020) and the balance between 2021 and 2055.

Pursuant to the Merger Agreement, the Company shall cause the income tax receivable agreement to be terminated effective as of immediately prior to the Acceptance Time, with no continuing liability or obligation of the Company or any of its subsidiaries to any other person, except for the obligation of the Company to pay the amounts required to paid by the Company pursuant to and in accordance with the income tax receivable agreement as a result of the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger), which amounts shall not exceed $224 million in the aggregate.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

The Company Board, during a meeting held on April 24, 2017, by unanimous vote (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries), (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with requirements of the DGCL, (iii) resolved that the Merger Agreement and Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time Merger Sub accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer and (iv) resolved, subject to certain terms set forth in the Merger Agreement, to recommend that the Company’s stockholders tender their Shares into the Offer.

Accordingly, the Company Board unanimously recommends the Company’s stockholders accept the Offer and tender their Shares into the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger

From time to time, the Company Board, with the objective of maximizing stockholder value, has reviewed and evaluated a variety of potential business combinations, strategic partnerships and mergers and acquisitions with third parties.

In early 2015, the Company (at that time a private entity) retained a financial advisor to assist it with a review of potential strategic alternatives for the Company, including a possible sale of the Company, and the Company Board determined that the financial advisor should contact potential interested buyers of the Company. The financial advisor communicated with 67 potential counterparties, including 30 potential strategic buyers and 37 potential financial buyers, which parties were generally selected on the basis of, among other things, having the perceived potential interest, financial resources and industry experience to acquire the Company, and taking into account the financial buyers’ ability to finance such an acquisition. Of these potential counterparties, 34 entered into non-disclosure agreements with the Company regarding a potential transaction, seven submitted written initial indications of interest and five met with Company management. None of these nondisclosure agreements precluded the counterparty from making a proposal with respect to the Company at a subsequent time. Parent was one of the potential counterparties contacted, and it entered into a non-disclosure agreement with the Company but subsequently declined to participate further in the process. At such time, the Company also entered into discussions with an additional potential counterparty (“Party A”) regarding a potential minority investment in the Company that would have provided some liquidity to the Company’s stockholders, but the Company Board determined that the Party A’s proposal was not attractive from a strategic or a financial point of view at such time and the Company Board determined not to pursue further discussions with Party A. At the conclusion of the process, the Company Board, after consultation with its financial advisor, Company management and legal counsel, determined that the proposals it received were inadequate from a financial point of view when compared with the value the Company Board believed it could obtain from other strategic alternatives, including taking the Company public.

On April 11, 2016, the Company filed a Registration Statement on Form S-1 for its IPO. On July 20, 2016, the Company completed its IPO at an initial public offering price of $21.00 per Share. In connection with its IPO, the Company entered into an income tax receivable agreement with its pre-IPO stockholders, pursuant to which the Company is required to make payments to such stockholders in respect of tax savings of the Company resulting from the use of net operating losses, tax basis and certain other tax attributes attributable to periods prior to the IPO. If the Company undergoes a change of control, the income tax receivable agreement terminates and the Company is required to make a lump sum payment to such pre-IPO stockholders in an amount determined in accordance with the income tax receivable agreement (the “TRA Settlement Amount”). On January 24, 2017, the Company completed a secondary public offering on behalf of certain funds managed by Oaktree pursuant to its rights under the Registration Rights Agreement, certain members of management and other selling stockholders at a public offering price of $27.00 per Share. On April 5, 2017, the Company filed a Registration Statement on Form S-1 for a secondary public offering on behalf of Oaktree and certain other stockholders, including certain members of management ( “Form S-1 Filing”). On the date of the filing, the last reported sale price of the Shares as reported on the New York Stock Exchange was $30.55 per Share.

On April 4, 2017, Morgan Stanley & Co. LLC (“Morgan Stanley”), on behalf of and at the direction of Parent, contacted Matthew Wilson, a member of the Company Board and a principal of Oaktree, and orally indicated Parent’s interest in potentially acquiring the Company. No offer price or other terms of any potential transaction were discussed. Later that day, Mr. Wilson informed Dean Hollis, Chairman of the Company Board, of this discussion.

On April 7, 2017, on behalf of and at the direction of Parent, Morgan Stanley contacted representatives of Oaktree and orally indicated Parent’s interest in potentially acquiring the Company at a price per Share within a range of $36.00 to $38.00 in cash, and that Parent assumed the TRA Settlement Amount was approximately $200.00 million. Parent also requested a site visit to the Company’s manufacturing facilities, meetings with members of the Company’s management and that the Company negotiate exclusively with Parent regarding a potential transaction. Later on April 7, Mr. Wilson contacted a representative of Morgan Stanley and conveyed his disappointment in Parent’s proposed range of prices.

Later on April 7, 2017, Mr. Wilson, Mr. Hollis, Christopher Sliva, the President and Chief Executive Officer of the Company, and representatives from the Company’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), participated in a telephone call where Mr. Wilson communicated Parent’s proposal.

On April 8, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden. The Company Board discussed the unsolicited outreach by Parent, the price range in its proposal and the Company Board’s current preliminary views as to the Company’s long-term value. The Company Board also discussed the income tax receivable agreement and Parent’s assumption as to the TRA Settlement Amount, for which Parent may not have fully accounted the benefits it would receive upon its termination. Following this discussion, the Company Board determined that continuing to engage with Parent was in the best interests of the Company’s stockholders, and that it should interview and engage financial advisors, receive and approve a financial forecast from management and receive advice from the financial advisors before proposing a price. The Company Board then discussed contacting Credit Suisse Securities (USA) LLC (“Credit Suisse”) and another investment banking firm of national reputation (“Firm A”) regarding a potential financial advisory engagement in connection with Parent’s proposal and a potential transaction, and determined to do so. Following such discussions, the Company Board determined that, subject to due diligence and the Company Board’s review of any conflicts of interest disclosed in such due diligence, it would consider engaging Credit Suisse and Firm A as the Company’s financial advisors in connection with its review of Parent’s proposal. The Company Board determined to convey to Parent that it was in the process of interviewing and engaging financial advisors and that its preliminary view was that the range of proposed prices per Share was not sufficient consideration and, in order for the proposal to be of interest to the Company Board, it would need to meaningfully increase the consideration offered. In addition, the Company Board determined to communicate to Parent that any proposal should assume that the contractually required TRA Settlement Amount would be assumed by Parent and, to the extent required, would be paid at the closing of the potential transaction. The Company Board also determined to discuss with Parent the need for a non-disclosure and standstill agreement with the Company prior to any due diligence, management meetings or visits to the Company’s manufacturing facilities.

On April 8, 2017, certain members of the Company Board contacted Credit Suisse and Firm A regarding a potential financial advisory engagement in connection with Parent’s proposal and a potential transaction, and discussed and asked questions about Credit Suisse and Firm A’s relevant industry background, transaction experience and material relationships with Parent.

Later on April 9, 2017, in accordance with the Company Board’s directives, certain Company Board members, Credit Suisse and Firm A contacted Morgan Stanley by telephone. During this call, Mr. Hollis, on behalf of the Company Board, communicated that the range of prices proposed by Parent was not sufficient, and that in order for the Company Board to have an interest in exploring a potential transaction with Parent, the consideration offered would need to be meaningfully increased beyond $38.00 per Share. The Company sent to Morgan Stanley a non-disclosure agreement, which included a standstill obligation for Parent’s review.

Later on April 9, 2017, Morgan Stanley contacted Mr. Hollis and orally indicated that Parent had increased the top end of its proposal range to $39.00 per Share in cash, but that Parent was unable to consider a price in excess of $39.00 per Share without a site visit to the Company’s manufacturing facilities. Morgan Stanley also indicated that Parent was not willing to enter into a non-disclosure agreement that contained a standstill provision as Parent wished to maintain its flexibility.

On April 10, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Firm A. The Company Board determined that, given the discussions with Parent, it would form a transactions committee (the “Transactions Committee”), a committee of convenience, comprised entirely of independent directors, that had the authority to work with the Company’s legal and financial advisors to engage in discussions with Parent about a potential transaction. Gary Perlin, Celeste Clark and Mr. Hollis were chosen to comprise the Transactions Committee, and Mr. Perlin was appointed as Chair. The Company Board also was updated as to discussions with Parent regarding the non-disclosure and standstill agreement.

On April 11, 2017, a telephonic meeting was held among the members of the Transactions Committee, Tom Hayes, the President and Chief Executive Officer of Parent, and Dennis Leatherby, the Chief Financial Officer of Parent, during which they discussed the Company Board’s view that a non-disclosure and standstill agreement was a prerequisite to any potential site visit by Parent’s representatives to the Company’s manufacturing facilities and to any management meetings during which material non-public information would be shared.

Later on April 11, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden. Among other matters, the Company Board discussed its and Parent’s position with respect to the non-disclosure and standstill agreement, including that Parent may be making inaccurate assumptions about the state of the Company’s manufacturing facilities in its valuation of the Company, and that it might be helpful for members of the Company’s management to meet with representatives of Parent to share certain publicly available information and other information that did not constitute material non-public information in lieu of site visits to the Company’s manufacturing facilities. The Company Board directed its representatives to develop a plan for discussions between certain members of the Company’s management and Parent regarding the state of the Company’s manufacturing facilities. The Company Board, based on disclosures from Firm A of recent engagements with Parent, also determined that Firm A had a potential conflict of interest and should not be engaged as a financial advisor for a potential transaction with Parent. A representative of Skadden advised the Company Board regarding its fiduciary duties in connection with its consideration of Parent’s proposal and any potential transaction. Mr. Wilson communicated to the Company Board that Oaktree would be prepared to delay the roadshow for the secondary offering in order to alleviate any time pressure on Parent regarding discussions with respect to a potential transaction. The Company Board directed Credit Suisse to contact Morgan Stanley and propose a meeting between members of the Company’s management and representatives of Parent and indicate Oaktree’s willingness to delay the roadshow for the secondary offering.

Later on April 11, 2017, Dr. Clark, on behalf of the Transactions Committee, contacted Moelis & Company LLC (“Moelis”) regarding a potential financial advisory engagement in connection with Parent’s proposal and a potential transaction, and discussed and asked questions about Moelis’ relevant industry background, transaction experience and potential conflicts of interest.

Also on April 11, 2017, in accordance with the Company Board’s directives, Credit Suisse contacted Morgan Stanley to propose a meeting between members of the Company’s management and representatives of Parent and indicate Oaktree’s willingness to delay the roadshow for the secondary offering.

On April 12, 2017, the Transactions Committee held a telephonic meeting, attended by representatives of Skadden and Credit Suisse. Credit Suisse communicated that Parent had agreed to the proposed meeting with members of the Company management. The Transactions Committee also discussed which members of management should participate in the meeting with Parent and the type of information that was appropriate to discuss at such meeting.

On April 13, 2017, members of the Company’s management met with members of Parent’s management, including Mr. Hayes, and provided information not constituting material non-public information as to the state of the Company’s manufacturing facilities.

Later on April 13, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. Members of management provided the Company Board with an update as to the meeting with members of Parent’s management. The Board then directed Credit Suisse and Moelis to contact Morgan Stanley and request a revised proposal in light of the information shared. Without representatives of Credit Suisse and Moelis present, the Company Board and representatives of Skadden discussed the proposed engagement of Credit Suisse and Moelis and, based on information disclosed to the Company Board by Credit Suisse and Moelis, the Company Board determined that no conflicts of interest existed with either financial advisor. After discussion, the Company Board determined that Credit Suisse and Moelis should be engaged as co-financial advisors to the Company based on each financial advisor’s qualifications, experience, reputation and familiarity with the Company and its business, and approved the engagement of Credit Suisse and Moelis as co-financial advisors to the Company, effective as of April 8, 2017 and April 11, 2017, respectively, subject to negotiation by the Transactions Committee of engagement letters on terms they would recommend to, and as approved by, the Company Board.

Later on April 13, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. Credit Suisse and Moelis reported to the Company Board that Morgan Stanley had orally conveyed that Parent believed its proposed price of $39.00 per Share in cash was a full and fair price for the Company given certain capital expenditures Parent believed it would need to make after acquiring the Company, and that Parent had indicated that it was unlikely to increase its proposed price. Morgan Stanley also indicated that there was no longer a need for visits to the Company’s manufacturing facilities. The Company Board discussed Parent’s proposal, various counterproposal strategies and the need for Company management to finalize its long-term financial plan and projections to enable the Company Board, with the assistance of Credit Suisse and Moelis, to evaluate Parent’s proposal from a financial point of view. The Company Board determined that it would respond to Parent’s proposal after Company management finalized its long-term financial plan and projections and the Company Board received Credit Suisse’s and Moelis’ respective preliminary financial perspectives regarding financial aspects of Parent’s proposal.

On April 14, 2017, members of the Company’s management presented to the Transactions Committee its long-term financial projections and forecasts for the Company (the “Management Plan”). After comments from the Transactions Committee were incorporated, the Transactions Committee approved the Management Plan and directed Company management to provide the Management Plan to Credit Suisse and Moelis to facilitate their respective financial review of Parent’s proposal, which Company management subsequently provided to Credit Suisse and Moelis as directed.

On April 17, 2017, Morgan Stanley, on behalf of and at the direction of Parent, sent to Mr. Hollis, Credit Suisse and Moelis a written non-binding indication of interest to acquire the Company at a price of $39.00 per Share in cash. Among other items, the indication of interest indicated that the proposed price represented an implied premium of approximately 36% to the Company’s 60-day volume weighted average stock price, was not subject to a financing condition and was conditioned upon the execution of a mutually satisfactory merger agreement and Parent receiving a support agreement from Oaktree. The letter was promptly shared with the Company Board.

On April 18, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives from Skadden, Credit Suisse and Moelis. Members of the Company’s management presented the Management Plan to the Company Board. Following a discussion by the Company Board of the Management Plan, Credit Suisse and Moelis each provided their respective preliminary financial perspectives regarding the Company and financial aspects of the $39.00 per Share cash consideration contemplated by Parent’s proposal. The Company Board engaged in a discussion regarding financial aspects of Parent’s proposal, as well as the Company’s future prospects as a standalone entity. The Company Board also discussed the income tax receivable agreement, the Company’s obligations thereunder and the Company Board’s expectation that any transaction with Parent would include the assumption of such obligations. Credit Suisse and Moelis expressed their respective views, based on, among other things, their knowledge of the market and the size of a potential transaction, as to other parties they believed had both the strategic and financial capacity to explore an acquisition of the Company. The Company Board also discussed the history of the Company, the 2015 sale process and the possibility, and risks, of conducting a pre-signing market check, and agreed to continue discussing such possibility as the negotiations with Parent continued. The Company Board also discussed recent trading activity in the Shares, and noted that no inquiries had been made to the Company or its financial advisors with respect to such activity. Representatives of Credit Suisse and Moelis were then excused from the meeting at approximately 10:40 p.m. Eastern Time and a representative from Skadden advised the Company Board regarding its fiduciary duties in connection with its consideration of Parent’s proposal and a potential transaction. The Company Board discussed the importance of a fiduciary out for the Company Board for a superior proposal in any merger agreement, and of ensuring that any support agreement terminate upon termination of the merger agreement or any change in the Company Board’s recommendation, in order to facilitate any post-signing interest by third parties. The Company Board then invited representatives from Credit Suisse and Moelis to re-join the meeting at approximately 11:00 p.m. Eastern Time, and following further discussion, the Company Board determined that based upon its review and evaluation of the Management Plan and the discussions with the Company’s financial advisors, Parent’s proposal at a price of $39.00 per Share in cash was insufficient, and the Company Board directed Credit Suisse and Moelis to relay the Company’s counterproposal to Morgan Stanley of a price of $42.50 per Share in cash and obtain confirmation that Parent intended to assume all of the Company’s obligations, including under the income tax receivable agreement.

On April 19, 2017, in accordance with the Company Board’s directives, Credit Suisse and Moelis conveyed the Company’s counterproposal to Morgan Stanley.

Later on April 19, 2017, Morgan Stanley contacted Credit Suisse and Moelis and verbally relayed a revised proposal on behalf of and at the direction of Parent that reflected an increased price of $40.00 per Share in cash, noting that Parent had strongly considered a much smaller price increase. Other terms of the proposal included the execution of a support agreement with the Oaktree Holders (which collectively held approximately 42% of the Shares), an agreement to include in the merger agreement a fiduciary out for the Company Board for a superior proposal with the option for Parent to match any such proposal, a termination fee payable to Parent equal to 3.5% of the equity value of the transaction under certain circumstances including if the Company exercised its fiduciary out, no financing condition and no additional due diligence.

On April 20, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. The Company Board discussed Parent’s revised proposal, the historical growth and future financial prospects of the Company, and its belief that a price of $40.00 per Share did not yet reflect the full value that it believed Parent should be willing to pay for the Company. The Company Board then directed Credit Suisse and Moelis to relay the Company’s counterproposal of $41.50 per Share in cash and a termination fee payable to Parent equal to 2.5% of the equity value of the transaction. In accordance with the Company Board’s directives, Credit Suisse and Moelis conveyed the Company’s counterproposal to Morgan Stanley.

Later on April 20, 2017, Morgan Stanley contacted Credit Suisse and Moelis and verbally relayed a revised proposal on behalf of and at the direction of Parent that reflected an increased price of $40.25 per Share in cash and would permit the Company to continue to pay its regular quarterly dividend during the period between signing and closing, and indicated that this was Parent’s best and final offer. Other terms included a $100.00 million termination fee (approximately 3.1% of the equity value of the transaction) and a regulatory approvals covenant that placed the risk of any antitrust regulatory approval solely on the Company.

Later on April 20, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. Credit Suisse and Moelis reviewed with the Company Board the financial terms of Parent’s revised proposal, noting that Morgan Stanley had stated that this was Parent’s best and final offer. The Company Board discussed the increased proposal price and the size of the termination fee. The Company Board also discussed the process and timing for regulatory approval, and a representative from Skadden advised the Company Board with respect to regulatory matters relating to the transaction. The Company Board then considered, at great length, whether the Company should conduct a pre-signing market check, discussing, among other factors:

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The Company Board’s and management’s extensive knowledge of the Company’s industry, and, having participated in a sale process in 2015 and two public offerings of the Shares within the last six months, understanding of market perceptions of the Company.

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The view of the Company Board, after considering input from the Company’s management and financial advisors, that other third parties that were believed to have both the strategic and financial capacity to explore an acquisition of the Company (“Potential Acquirors”) might not pursue a transaction with the Company at that time. In addition, the Company Board noted that a number of the Potential Acquirors had engaged in discussions with the Company in the past, including in the 2015 sale process, and ultimately had declined to pursue a transaction with the Company or were interested at a significantly lower valuation.

•	The Company Board’s belief, based on the tenor of discussions with Parent, that a pre-signing market check might cause Parent to withdraw its interest.

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The lost opportunity for the Company and its stockholders if Parent withdrew its interest and the Company was unsuccessful in executing a compelling transaction that could enhance value for the Company’s stockholders and the potential impact on the competitive position of the Company from market rumors that the Company was exploring a sale.

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The Form S-1 Filing and recent trading activity in the Shares, which could have prompted inquiries from any interested third parties as to the Company’s status, but that the Company had not received any such inquiries.

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The fact that the Company could require certain protections in the transaction documents allowing it to receive third-party proposals after entering into an agreement with Parent, including, a fiduciary out in the merger agreement, and a termination of the Oaktree Holders’ obligations under the support agreement in the event of a recommendation change by the Company Board or the termination of the merger agreement.

•	The fact that Parent was willing and able to pay the entire purchase price in cash without any financing condition.

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Certain advantages of conducting a pre-signing market check, including, among others, the potential to assist the Company Board in assessing whether it could obtain a higher price per Share or negotiate more favorable terms than those offered by Parent.

Without representatives from Credit Suisse or Moelis present, a representative from Skadden advised the Company Board regarding its fiduciary duties in connection with its consideration of Parent’s proposal and a potential transaction. The Company Board then determined that it would respond to Parent’s increased proposal after it had received and reviewed a draft merger agreement.

Later on April 20, 2017, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to Parent, sent to Skadden a draft of the Merger Agreement and a draft of the Tender and Support Agreement under which the Oaktree Holders would agree to tender their Shares in the Offer. The initial draft of the Merger Agreement provided for the transaction to be structured as a tender offer followed by a second-step merger under Section 251(h) of the Delaware General Corporation Law. Skadden circulated these agreements to the Company Board, Credit Suisse and Moelis for review.

On April 21, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. The Company Board reviewed the key terms of the draft Merger Agreement, including, among other things, the detail of the representations and warranties, the extent of the interim operating covenants, provisions relating to the Company Board’s ability to change its recommendation, the terms of the non-solicitation covenant, the treatment of the income tax receivable agreement, and the scope of the required cooperation for obtaining regulatory approval of the transaction. After discussion, the Company Board directed Skadden to engage with Davis Polk on the key terms and report back to the Company Board.

Throughout the morning of April 21, 2017, representatives of Davis Polk and Skadden discussed the key terms of the Merger Agreement. At this time, the Oaktree Holders engaged Latham & Watkins LLP (“Latham”) to represent it with respect to the Tender and Support Agreement.

In the afternoon of April 21, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. A representative of Skadden updated the Company Board as to Skadden’s discussions with Davis Polk regarding the Merger Agreement. The Company Board determined that a key open item was the scope of cooperation required by Parent to obtain regulatory approval for the transaction. The Company Board also discussed that, although Parent had communicated that its current proposal was its best and final offer, the Company Board should continue to determine whether it could obtain any additional value in the price, termination fee or other terms of the Merger Agreement. In consideration of this discussion, the Company Board directed Skadden to prepare and send to Davis Polk a revised draft of the Merger Agreement reflecting, among other things, a proposed increase in the consideration to $40.75 per Share in cash, an $89.00 million termination fee (approximately 2.7% of the equity value of the transaction), an expansion of Parent’s required level of cooperation to obtain regulatory approvals, revisions to the non-solicitation covenant and the Company Board’s fiduciary out, and certain changes to the circumstances under which the Merger Agreement could be terminated and the termination fee would be payable.

On April 22, 2017, at the instruction of the Company Board and management, Skadden sent a revised draft of the Merger Agreement to Davis Polk. After discussion with Skadden, Latham also sent a revised draft of the Tender and Support Agreement to Davis Polk, which, among other things, provided for the Tender and Support Agreement to terminate upon a recommendation change by the Company Board (in addition to upon a termination of the Merger Agreement, as initially proposed by Parent).

Later on April 22, 2017, Morgan Stanley contacted Credit Suisse and Moelis and reaffirmed on behalf of and at the direction of Parent that Parent’s proposal of a purchase price of $40.25 per Share in cash and a $100.00 million termination fee payable to Parent was Parent’s best and final offer.

Later on April 22, 2017, the Company Board held a telephonic meeting, attended by members of management and representatives of Skadden, Credit Suisse and Moelis. The Company Board received an update as to the status of negotiations with Parent and Parent’s proposed terms of the Merger Agreement. The Company Board determined that the price per Share and the size of the termination fee could be acceptable if Parent would increase its level of cooperation required to obtain regulatory approval of the transaction and agree to changes in the Tender and Support Agreement regarding the ability of the Oaktree Holders to terminate upon a change of the Company Board’s recommendation.

During the course of April 22, 2017 and April 23, 2017, representatives of Skadden, Davis Polk and Latham participated in a number of conference calls, and exchanged drafts of the Merger Agreement and the Tender and Support Agreement, during which they negotiated the terms and conditions of the Merger Agreement and the Tender and Support Agreement, including, among other terms, carve-outs to the definition of material adverse effect, the scope of the representations and warranties and the termination provisions. On April 23, 2017, Parent entered into a non-disclosure agreement with respect to the Company’s confidential information. In response to due diligence requests, the Company provided Parent with certain information regarding the Company’s net operating losses and the income tax receivable agreement and Skadden and Davis Polk discussed matters related to the regulatory approvals for the transaction and the related efforts and cooperation required to obtain such approval.

On April 23, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis. The Company Board discussed the status of negotiations with Parent and open items, including, in the Merger Agreement, the price per Share, the size of the termination fee payable to Parent and the required level of cooperation by Parent to obtain regulatory approval of the transaction, and, in the Tender and Support Agreement, the termination upon a change in the Company Board’s recommendation. The Company Board, along with a representative from Skadden, discussed timing, process and other considerations with respect to obtaining regulatory approval of the transaction. Following discussion, the Company Board directed Skadden to continue negotiations with Parent and Davis Polk to determine if agreement could be reached on the listed and other unresolved items.

During the course of April 23, 2017 and April 24, 2017, representatives of the Company and Parent, assisted by their respective legal counsel, continued to negotiate and finalize the proposed terms of the Merger Agreement and the Tender and Support Agreement, during which Parent and the Company agreed to mutually acceptable resolutions on the open items, including, in the Merger Agreement, an increase in the level of Parent’s cooperation required under the regulatory approvals covenant, and, in the Tender and Support Agreement, that it would terminate upon a change in the Company Board’s recommendation.

On April 24, 2017, the Transactions Committee held a telephonic meeting, attended by representatives of Skadden, Credit Suisse and Moelis. The Transactions Committee was updated on the status of the negotiations with Parent and reviewed and discussed the Merger Agreement and Tender and Support Agreement. After discussion, the Transactions Committee determined to recommend to the Company Board that the Company enter into the Merger Agreement and the transactions contemplated thereby.

On the evening of April 24, 2017, the Company Board held a telephonic meeting, attended by members of the Company’s management and representatives of Skadden, Credit Suisse and Moelis, in connection with which the Company Board had received materials that included, among other things, current drafts of the Merger Agreement and the Tender and Support Agreement and separate financial presentations of each of Credit Suisse and Moelis with respect to the $40.25 per Share cash consideration. A representative of Skadden provided an update on the status of negotiations with Parent, including the proposed resolutions of the various items in the Merger Agreement and Support Agreement. After discussion, the Company Board determined that all open items had been resolved in a manner satisfactory to the Company Board and in the best interests of the Company’s stockholders. Thereafter, at the request of the Company Board, Credit Suisse and Moelis reviewed their separate financial analyses of the $40.25 per Share cash consideration with the Company Board and each separately rendered an oral opinion, each of which was confirmed by delivery of separate written opinions dated April 24, 2017, to the Company Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $40.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Oaktree, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. Without representatives of Credit Suisse and Moelis present, a representative of Skadden then reviewed with the Company Board the directors’ fiduciary duties in connection with its consideration of a potential sale of the Company.

Following such discussion, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time Parent accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer and (iv) resolved, subject to certain terms set forth in the Merger Agreement, to recommend that the Company’s stockholders tender their Shares into the Offer.

Following the meeting of the Company Board, on the morning of April 25, 2017, the Company, Parent and Merger Sub executed and delivered the Merger Agreement and the appropriate parties executed and delivered the Tender and Support Agreement.

On April 25, 2017, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(C) hereto and is incorporated by reference.

Reasons for the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management and outside legal counsel and financial advisors and, in recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors, including the following factors (not in any relative order of importance), each of which the Company Board believes supported its determinations:

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Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration along with Parent’s agreement to allow the Company to continue paying the regular quarterly dividend.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered:

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the fact that the Offer Price of $40.25 per Share constitutes, approximately, a 41.6% premium to the 60-trading day volume-weighted average price of the Shares, and a 31.8% premium to the closing price of the Shares, respectively, as of April 5, 2017 (the last full trading day prior to the Form S-1 Filing), a 71.3% premium to the 52-week low closing price of the Shares, and a 27.6% premium to the 52-week high closing price of the Shares as of April 5, 2017; and

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the Company Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

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Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position in its industry and target markets, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board also considered the prospective risks to the Company as a stand-alone entity, including, but not limited to, the financial condition and prospects of the Company and execution risk associated with management’s plan for the Company.

•	Knowledge of Market and Value of Company. The Company Board considered its extensive knowledge of the Company’s market and fundamental value, based on, among other things,

•	the sale process the Company undertook in 2015, the resulting proposals received by the Company, the input of the Company’s management and advisors and the Company Board’s determination that such proposals were not attractive from a financial point of view at such time; and

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the July 2016 IPO and January 2017 secondary public offering by the Company, including the perspectives of the Company’s underwriters and other advisors at such times, and the offering price of the Shares at each offering and the past and current trading price and volume of the Shares.

•	Potential Strategic Alternatives. The Company Board’s belief, after considering:

•

the Company Board’s discussions, with the assistance of the Company’s management and financial advisors, regarding other third parties believed to have both the strategic and financial capacity to explore an acquisition of the Company, and the determination of the Company Board that such third parties might not pursue a transaction with the Company at that time, as more fully described above under “—Background of the Transactions” and would not, in any event, be precluded by the Merger Agreement from making a proposal given the Company Board’s fiduciary out and related provisions of the Merger Agreement; and

•	the financial condition and prospects of the Company and management’s business plan for the Company;

in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities and that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.

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Credit Suisse Opinion. The Company Board considered the opinion, dated April 24, 2017, of Credit Suisse to the Company Board as to the fairness, from a financial point of view and as of such date, of the $40.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Oaktree, Parent, Merger Sub and their respective affiliates), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion as more fully described below under the section entitled “—Opinions of the Company’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

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Moelis Fairness Opinion. The Company Board considered the opinion, dated April 24, 2017, of Moelis to the Company Board, as to the fairness, from a financial point of view and as of the date of such opinion, of the $40.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Oaktree, Parent, Merger Sub and their respective affiliates and any holder of Shares who has demanded appraisal for its Shares) which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, as more fully described below in “—Opinions of the Company’s Financial Advisors—Opinion of Moelis & Company LLC” and as set forth in its entirety as Annex B hereto and incorporated herein by reference.

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Negotiation of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated at arm’s length between the Company and Parent, with the assistance of their respective legal counsel, and the enhancements that the Company and its advisors were able to obtain, including, among other things, the increase in the price per Share, the reduction in the termination fee and the additional commitments Parent agreed to provide to obtain regulatory approval, such as Parent’s agreement to divest certain assets if such divestitures are required in order to obtain regulatory approval, through the course of negotiations.

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Negotiation of Tender and Support Agreement. The Company Board considered the fact that the Tender and Support Agreement was negotiated at arm’s length among the Oaktree Holders, the Company and Parent, with the assistance of their respective legal counsel, and the enhancements that the Oaktree Holders and the Company were able to obtain, including, among other things, providing for the termination of the Tender and Support Agreement upon a change in recommendation by the Company Board (in addition to upon a termination of the Merger Agreement, as initially proposed by Parent).

•

Speed and Likelihood of Consummation. The Company Board considered that the two-step transaction structure to be effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders, could enable the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame. The Company Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•

the fact that, subject to its limited rights to terminate the Offer, Merger Sub is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•

the fact that Oaktree, solely in its capacity as a stockholder, has agreed, pursuant to and subject to the conditions of the Tender and Support Agreement, to tender all of its Shares into the Offer, which Shares represent approximately 42% of the outstanding Shares as of April 24, 2017, and that the Tender and Support Agreement would not preclude the Company from accepting a Superior Proposal, as defined in the Merger Agreement, because the Tender and Support Agreement would terminate upon a change in the Company Board recommendation in accordance with the Merger Agreement or upon the termination of the Merger Agreement;

•	the fact that there is no financing condition to the completion of the Offer or consummation of the Merger;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments;

•

the business reputation, capabilities and financial condition of Parent, and the Company Board’s belief that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•

the Company’s ability, subject to the limitations and conditions in the Merger Agreement, to seek specific performance of Parent’s obligations under the Merger Agreement, including Parent’s obligations to consummate the Offer and the Merger.

•

Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in “The Transaction Documents—The Merger Agreement” in the Offer to Purchase. Certain provisions of the Merger Agreement that the Company Board considered important included (not in any relative order of importance):

•

Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Merger Sub accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer, the Company Board may engage in negotiations or discussions with a third party that has made a written acquisition proposal that did not result from a material breach of the Company’s no solicitation obligation and that the Company Board reasonably believes, after consultation with outside legal counsel and its independent financial advisor, is or would reasonably be expected to lead to a Superior Proposal and may furnish to such third party non-public information relating to the Company pursuant to a confidentiality agreement, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL, (as more fully described in “The Transaction Documents—The Merger Agreement—No Solicitation; Other Offers” and “The Transaction Documents—The Merger Agreement—Adverse Recommendation Change” in the Offer to Purchase).

•	Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The Company Board may make an Adverse Recommendation Change, as defined in the

Merger Agreement, in connection with a Superior Proposal (after providing Parent with the opportunity to match such Superior Proposal) if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL. An Adverse Recommendation Change includes, among other things, a qualification, withdrawal or modification of the Company Board’s recommendation that the Company stockholders tender their Shares into the Offer, or the Company Board adopting, endorsing, approving or recommending any Superior Proposal. The Company may also, if it complies with certain requirements set forth in the Merger Agreement, terminate the Merger Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to the Company’s payment to Parent of a termination fee of $100.00 million (which the Company Board believes is reasonable and not likely to deter any potential bidder from making a competing acquisition proposal) (as more fully described in “The Transaction Documents—Adverse Recommendation Change” and “The Transaction Agreements—AdvancePierre Termination Fee” in the Offer to Purchase). The Company Board further considered that the Tender and Support Agreement would not preclude the Company from accepting a Superior Proposal because the Tender and Support Agreement would terminate upon a change in the Company Board recommendation in accordance with the Merger Agreement or upon the termination of the Merger Agreement.

•

Change of Recommendation in Response to an Intervening Event. The Company Board may make an Adverse Recommendation Change, as defined in the Merger Agreement, in response to an Intervening Event, as defined in the Merger Agreement, that becomes known to the Company Board prior to the time Merger Sub accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL (as more fully described in “The Transaction Documents—The Merger Agreement—Adverse Recommendation Change” in the Offer to Purchase). An Intervening Event is generally, with some exceptions, a material event, change or development in circumstance that was not known to or reasonably foreseeable by the Company Board as of the date of the Merger Agreement. Parent is entitled to terminate the Merger Agreement in the event that the Company Board changes its recommendation for any reason (including due to an Intervening Event), in which event the Company will have an obligation to pay to Parent the termination fee of $100.00 million (as more fully described in “The Transaction Documents—Adverse Recommendation Change” and “The Transaction Agreements—AdvancePierre Termination Fee” in the Offer to Purchase).

•

Specific Performance and Monetary Damages. In the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, the Company will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages (as more fully described in “The Transaction Documents—The Merger Agreement—Termination” and “The Transaction Documents—AdvancePierre Termination Fee” in the Offer to Purchase).

•

End Date. The end date of December 25, 2017 on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger.

•

Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. ADDITIONAL INFORMATION—Appraisal Rights.”

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following (not in any relative order of importance):

•	No Pre-Signing Market-Check. The Company Board considered that the Company did not approach other third parties that could have had an interest in acquiring the Company.

•

Regulatory Approval; Risk of Pending Actions or Burdensome Conditions. The Company Board considered the risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals, in the United States, and the fact that the obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to certain conditions, requiring, among other things, that there be no legal proceeding by any governmental body, instituted or pending, challenging or seeking to prohibit the Offer or the Merger, or to impose a Burdensome Condition, and that no Burdensome Condition has been imposed on the Company, Parent or any of their respective affiliates or subsidiaries.

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction; and

•	the Company’s ability to attract and retain key personnel.

•

Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Merger, generally requiring the Company to conduct its business in the ordinary course and refrain from taking specified actions. The Board considered that such restrictions may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Merger.

•

Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on the Company’s ability to solicit acquisition proposals from third parties, and that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Company Board determines in good faith is a Superior Proposal may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company.

•

Future Growth. The Company Board considered the fact, that if the proposed Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of the Shares.

•

Transaction Costs. The Company Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.

•	Litigation Risk. The Company Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Termination Fee. The Company Board considered the termination fee of $100.00 million that may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, and the risk that the amount of the termination fee could discourage potential alternative acquisition proposals.

•

Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers, directors and affiliates have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements between the Company and its Current Executive Officers, Directors and Affiliates.”

•

Tax Treatment. The Company Board considered the fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors. The Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Parent and Merger Sub have entered into the Tender and Support Agreement with Oaktree who, together with an affiliate, has pledged to tender all of its Shares, which as of April 24, 2017, represent approximately 42% of the outstanding Shares. For more information on the Tender and Support Agreement, please see “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Arrangements with Parent and Merger Sub-Tender and Support Agreement.”

Certain Financial Projections

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results, other than estimated ranges of select financial data (e.g., Net Sales, Adjusted EBITDA and Adjusted Diluted Net Income) for its current fiscal year, given the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management from time to time prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In April 2017, the Company’s management prepared financial projections for the fiscal years 2017 through 2021 for the Company Board based upon the Company’s year-to-date performance through its fiscal quarter ended April 1, 2017, that included two forecast cases (the “Company Forecasts”) that are subject to certain assumptions, risks and limitations summarized below. The Company Forecasts were provided to Parent after execution of the Merger Agreement.

The first forecast case (the “Base Case”) represented management’s judgment as to the results that could be achieved taking into account management’s assumptions as to its ability to grow the business, expand operating margins through cost productivity, invest capital to maintain and improve its operating facilities, fund obligations under certain long-term tax receivable agreements, continue to pay dividends to stockholders, and deploy excess cash to reduce net leverage. The Base Case did not assume that the Company would complete any future business acquisitions.

The second forecast of an acquisition case (the “Acquisition Case”) represented management’s judgment as to the results that could be achieved taking into account management’s assumptions as to its ability to supplement the results in the Base Case with execution of an ongoing business acquisition program reflecting (a) use of some excess cash that had been otherwise deployed toward reduction of leverage in the Base Case, (b) completion of a significant specific identified transaction during fiscal 2017 and (c) other future acquisitions with transaction sizes and returns similar to the Company’s historical performance.

The Company Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, and do not comply with U.S. generally accepted accounting principles (“GAAP”). In addition, the Company Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of the Company Forecasts is being included in this Schedule 14D-9 not to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Company Forecasts were made available to the Company Board in connection with its evaluation of the transactions contemplated by the Merger Agreement. The Company Forecasts also were provided to Credit Suisse and Moelis for their use and reliance in connection with their separate financial analyses and opinions as more fully described under the sections entitled “—Opinions of the Company’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC” and “—Opinions of the Company’s Financial Advisors—Opinion of Moelis & Company LLC.” The Company Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

The Company Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such Company Forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, and the other factors listed under Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.” In addition, the Company Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the Company Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. In particular, the Company’s acquisition case forecast assumes the availability of appropriate acquisition targets at prices and other terms acceptable to the Company, which cannot be assured. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Company Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Company Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates of any of their respective, officers, directors, advisors or other representatives considered or now considers the Company Forecasts necessarily predictive of actual future events, and the Company Forecasts should not be relied upon as such. None of the Company or its affiliates or any of their respective, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Forecasts to reflect circumstances existing after the date such Company Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Forecasts are not realized. Neither the Company, nor, to the knowledge of the Company, Parent or Merger Sub intends to make publicly available any update or other revisions to these Company Forecasts. None of the Company or its affiliates or any of their respective, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning these Company Forecasts.

The estimates of Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Net Income Per Share included in the Company Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Management Projections—Base Case

($MM, except per share amounts)

	Fiscal Year
	2016A	2017E	2018E	2019E	2020E	2021E
Net Sales	$1,568	$1,660	$1,708	$1,708	$1,791	$1,810
Adjusted EBITDA(1)	300	321	336	338	368	377
Operating Income	183	234	250	260	292	301
Adjusted Net Income(2)	124	108	115	120	139	145
Adjusted Diluted Net Income Per Share(3)	1.75	1.37	1.46	1.50	1.73	1.80
Net Debt	991	891	846	754	652	554

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization, as well as certain non-cash and other adjustment items.
(2)

Adjusted Net Income represents net income before, as applicable, the release of deferred tax asset valuation allowances, debt refinancing charges, impairment charges, restructuring expenses, sponsor fees and expenses, merger and acquisition expenses, public filing expenses and other adjustment items.

(3)	Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income.

Management Projections—Acquisition Case

($MM, except per share amounts)

	Fiscal Year
	2016A	2017E	2018E	2019E	2020E	2021E
Net Sales	$1,568	$1,796	$2,006	$2,090	$2,256	$2,358
Adjusted EBITDA(1)	300	357	402	418	461	483
Operating Income	183	265	312	334	381	403
Adjusted Net Income(2)	124	126	150	162	191	204
Adjusted Diluted Net Income Per Share(3)	1.75	1.60	1.90	2.03	2.36	2.54
Net Debt	991	1,201	1,219	1,185	1,136	1,089

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization, as well as certain non-cash and other adjustment items.

(2)

Adjusted Net Income represents net income before, as applicable, the release of deferred tax asset valuation allowances, debt refinancing charges, impairment charges, restructuring expenses, sponsor fees and expenses, merger and acquisition expenses, public filing expenses and other adjustment items.

(3)	Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income.

Unlevered, after-tax free cash flows utilized by the Company’s financial advisors per the Company’s management was calculated based on the Company Forecasts described above as Adjusted EBITDA less stock-based compensation expense, cash taxes (after taking into account tax attributes of the Company, including use of net operating loss carryovers), capital expenditures, acquisitions (in the case of the Acquisition Case), increases in net working capital and payments to pre-IPO stockholders of the Company pursuant to the income tax receivable agreement.

Opinions of the Company’s Financial Advisors

Opinion of Credit Suisse Securities (USA) LLC

The Company has engaged Credit Suisse as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that Credit Suisse evaluate the fairness, from a financial point of view, of the $40.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares. On April 24, 2017, at a meeting of the Company Board held to evaluate the Offer and the Merger, Credit Suisse rendered an oral opinion, confirmed by delivery of a written opinion dated April 24, 2017, to the Company Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $40.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Oaktree, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated April 24, 2017, to the Company Board, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion, is attached as Annex A and is incorporated herein by reference in its entirety. The description of Credit Suisse’s opinion set forth below is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the Company Board (in its capacity as such) for its information in connection with its evaluation of the $40.25 per Share cash consideration from a financial point of view and did not address any other terms, aspects or implications of the Offer or the Merger, including the relative merits of the Offer or the Merger as compared to alternative transactions or strategies that might be available to the Company or the underlying business decision of the Company to proceed with the Offer and the Merger. Credit Suisse’s opinion does not constitute advice or a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act on any matter relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Credit Suisse reviewed a draft, dated April 24, 2017, of the Merger Agreement and certain publicly available business and financial information relating to the Company. Credit Suisse also reviewed certain other information relating to the Company provided to or discussed with Credit Suisse by the management of the Company, including financial forecasts under the alternative Base Case and Acquisition Case scenarios, and met with the management of the Company to discuss the businesses and prospects of the Company. Credit Suisse also considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses it deemed similar to that of the Company, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects.

With respect to the financial forecasts for the Company that Credit Suisse was directed to utilize in its analyses (including as to tax attributes of the Company), Credit Suisse was advised by the management of the Company, and Credit Suisse assumed, with the Company Board’s consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of the Company under the alternative scenarios reflected therein and the other matters covered thereby. Credit Suisse expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based. Credit Suisse relied, with the Company Board’s consent and without independent verification, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of certain market, competitive, seasonal and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the food industry, including the packaged food and protein sectors thereof, and (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees, customers, suppliers, distributors and other commercial relationships of the Company. Credit Suisse assumed, with the Company Board’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on the Company or the Offer or the Merger or that otherwise would be meaningful in any respect to Credit Suisse’s analyses or opinion.

Credit Suisse assumed, with the Company Board’s consent, that, in the course of obtaining any regulatory or third party consents, approvals, agreements or waivers in connection with the Offer or the Merger, no delay, limitation, restriction or condition would be imposed that would be meaningful in any respect to Credit Suisse’s analyses or opinion and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Company advised Credit Suisse, and Credit Suisse also assumed, that the terms of the Merger Agreement, when executed, would conform in all material respects to the terms reflected in the draft reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and Credit Suisse did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any other entity and, other than certain information prepared by a third party consultant as provided to Credit Suisse by the Company with respect to obligations under a tax receivable agreement to which the Company is a party, Credit Suisse was not furnished with any such evaluations or appraisals. Credit Suisse expressed no opinion with respect to accounting, tax, regulatory, legal or similar matters and Credit Suisse relied, with the Company Board’s consent, upon the assessments of representatives of the Company as to such matters.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the per Share cash consideration to be received by holders of Shares, without regard to individual circumstances of, or relative fairness among, holders of Shares or other securities of the Company or its affiliates, or any rights, preferences, restrictions or limitations that may be attributable to any such securities of or agreements involving the Company or any of its stockholders or affiliates, and did not address any other terms, aspects or implications of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger, any tender or support agreement, tax receivable agreement (including any obligations or amounts payable thereunder) or other agreements, arrangements or understandings entered into in connection with or related to the Offer, the Merger or otherwise. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation or other consideration to any officers, directors or employees of any party to the Offer or the Merger or any related entities, or class of such persons, relative to the per Share cash consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect Credit Suisse’s opinion, and Credit Suisse does not have any obligation to update, revise or reaffirm its opinion. Credit Suisse was not requested to, and Credit Suisse did not, solicit third party indications of interest in acquiring all or any part of the Company.

Financial Analysis

In preparing its opinion to the Company Board, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used for comparative purposes in Credit Suisse’s analyses is identical to the Company, the Offer or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, determine or recommend the per Share cash consideration payable in the Offer or the Merger, which per Share merger consideration was determined through negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer, the Merger and the per Share cash consideration and should not be viewed as determinative of the views of the Company Board or the management of the Company with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses reviewed with the Company Board on April 24, 2017, in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the financial analyses described below, the term “Adjusted EBITDA” refers to earnings before interest, taxes, depreciation and amortization, excluding, as applicable, non-recurring items and, except as otherwise noted below and to the extent such information was available to Credit Suisse, before deducting stock-based compensation expense. Financial data utilized in the analyses described below were based on, among other things, the financial forecasts provided to or discussed with us by the management of the Company under, as applicable, the Base Case and the Acquisition Case.

Selected Public Companies Analysis

Credit Suisse reviewed certain publicly available financial and stock market information relating to the Company and the following 11 selected companies that Credit Suisse considered generally relevant as publicly traded companies with operations in the branded and private label packaged food and/or protein industries (collectively, the “selected companies”):

•	B&G Foods, Inc.

•	Flowers Foods, Inc.

•	Hormel Foods Corporation

•	J&J Snack Foods Corp.

•	Lamb Weston Holdings, Inc.

•	Lancaster Colony Corporation

•	Maple Leaf Foods, Inc.

•	Pinnacle Foods Inc.

•	Post Holdings, Inc.

•	Treehouse Foods, Inc.

•	Tyson Foods, Inc.

Credit Suisse reviewed, among other information, enterprise values, calculated as fully-diluted equity values based on closing stock prices on April 21, 2017, plus debt and minority interests (as applicable) and less cash and cash equivalents and equity investments (as applicable), as a multiple of calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA less stock-based compensation expense to the extent such information was available to Credit Suisse. Financial data of the selected companies were based on publicly available research analysts’ consensus estimates and public filings before taking into account, as applicable, publicly announced transactions pending as of the date of Credit Suisse’s opinion. Financial data of the Company was based on the Base Case, publicly available research analysts’ consensus estimates and public filings.

The overall low to high calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples observed for the selected companies were 8.1x to 14.9x (with a mean of 12.0x and a median of 12.3x) and 8.4x to 13.7x (with a mean of 11.3x and a median of 11.5x), respectively. Credit Suisse noted that the calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples observed for the Company based on its closing stock price on April 5, 2017 (the date on which the Company filed a registration statement in connection with a potential secondary equity offering) were 11.7x and 11.2x, respectively, based on publicly available research analysts’ consensus estimates, and 11.3x and 10.8x, respectively, based on the Base Case. Credit Suisse then applied selected ranges of calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples of 10.25x to 12.25x and 10.0x to 11.75x, respectively, derived from the selected companies to corresponding data of the Company based on the Base Case. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$26.57 – $34.29	$40.25

Selected Precedent Transactions Analysis

Credit Suisse reviewed publicly available financial information relating to the following 13 selected transactions that Credit Suisse considered generally relevant as transactions involving target companies or businesses with operations in the branded and private label packaged food and/or protein industries (collectively, the “selected transactions”):

Announcement Date	Acquiror	Target
April 2017	• Conyers Park Acquisition Corp.	• Atkins Nutritionals Holdings, Inc.
November 2016	• Charoen Pokphand Foods Public Company Limited	• Bellisio Foods, Inc.
July 2016	• Gores Holdings, Inc.	• Hostess Brands, LLC
November 2015	• Pinnacle Foods, Inc.	• Boulder Brands, Inc.
November 2015	• TreeHouse Foods, Inc.	• ConAgra Foods, Inc. (private label operations)
October 2015	• Snyder’s-Lance, Inc.	• Diamond Foods, Inc.
February 2015	• J.M. Smucker Company	• Big Heart Pet Brands
June 2014	• Tyson Foods, Inc.	• The Hillshire Brands Company
April 2014	• Post Holdings, Inc.	• Michael Foods Group, Inc.
May 2013	• WH Group Limited	• Smithfield Foods, Inc.
February 2013	• Berkshire Hathaway/3G Capital	• H.J. Heinz Company
November 2012	• ConAgra Foods, Inc.	• Ralcorp Holdings, Inc.
November 2009	• Pinnacle Foods, Inc.	• Birds Eye Foods, Inc.

Credit Suisse reviewed, among other information, transaction values, based on the consideration paid in the selected transactions, plus debt and minority interests (as applicable) and less cash and cash equivalents and equity investments (as applicable), as a multiple of the target companies’ or business’ latest 12 months Adjusted EBITDA as of the date of announcement of the transaction. Financial data of the selected transactions were based on public filings. Financial data of the Company was based on information relating to the Company provided by the management of the Company and public filings.

The overall low to high latest 12 months Adjusted EBITDA multiples observed for the selected transactions were 8.7x to 16.7x (with a mean of 12.5x and a median of 13.1x). Credit Suisse then applied a selected range of latest 12 months Adjusted EBITDA multiples of 11.0x to 14.0x derived from the selected transactions to the latest 12 months (as of March 31, 2017) Adjusted EBITDA of the Company based on information relating to the Company provided by the management of the Company. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$30.29 – $41.83	$40.25

Discounted Cash Flow Analyses

Credit Suisse performed discounted cash flow analyses of the Company by calculating the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2017 through the full fiscal year ending December 31, 2021 based both on the Base Case and the Acquisition Case. For purposes of this analysis, stock-based compensation was treated as a cash expense and the net present value of the Company’s net tax attributes as reflected in information prepared by a third party consultant provided by the Company were taken into account. Credit Suisse calculated terminal values for the Company by applying to the Company’s fiscal year 2021 estimated Adjusted EBITDA less stock-based compensation expense a selected range of latest 12 months Adjusted EBITDA multiples of 10.5x to 12.5x based on Credit Suisse’s professional judgment and after taking into account, among other things, observed latest 12 months Adjusted EBITDA multiples of the selected companies. The present values (as of March 31, 2017) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.0% to 7.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company based on the Base Case and the Acquisition Case, respectively, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based On:
Base Case	Acquisition Case	Per Share Cash Consideration
$31.17 – $39.79	$35.93 – $46.97	$40.25

Certain Additional Information

Credit Suisse observed certain factors that were not considered part of Credit Suisse’s financial analysis for its opinion but were referenced for informational purposes, including the following:

•

historical trading prices of the Shares during the 52-week period ended April 21, 2017, which indicated low to high closing stock prices for the Shares during such period of approximately $23.50 to $35.36 per Share; and

•

equity research analysts’ stock price targets for the Shares available to Credit Suisse as of the date of its opinion, which indicated a target stock price range for the Shares of $29.00 to $34.00 per Share.

Miscellaneous

Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

As the Company Board was aware, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to the Company and certain of its affiliates unrelated to the Offer and the Merger, for which services Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting or having acted as (i) joint bookrunning manager and an underwriter for initial and follow-on public offerings of equity securities, and initial purchaser, joint bookrunning manager and an underwriter for high-yield notes offerings, of the Company and (ii) joint lead arranger and joint bookrunning manager for, and as a lender under, a credit facility of the Company and related entities, for which services described in clauses (i) and (ii) above Credit Suisse and its affiliates received during such two-year period aggregate fees of approximately $12 million from the Company. As the Company Board also was aware, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Oaktree, a major stockholder of the Company through funds managed by Oaktree, and certain affiliates and/or portfolio companies of Oaktree, for which services Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting or having acted as (i) financial advisor to Oaktree and certain of its portfolio companies in connection with merger and acquisition transactions, (ii) joint bookrunning manager, sole debt advisor, sole placement agent and/or an underwriter for offerings of equity and debt securities of portfolio companies of Oaktree and (iii) a lender under certain credit facilities of Oaktree and related entities, including portfolio companies, for which services described in clauses (i) and (ii) above Credit Suisse and its affiliates received during such two-year period aggregate fees of approximately $52 million from Oaktree. Although no fees were paid by Parent to Credit Suisse during the two-year period prior to the date of its opinion in respect of services provided by the investment banking and capital markets divisions of Credit Suisse, Credit Suisse and its affiliates may provide such services to Parent and its affiliates in the future for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services.

In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, Oaktree and their respective affiliates, as well as provide investment banking and other financial services to such companies.

For a description of the terms of Credit Suisse’s engagement as the Company’s financial advisor, see the discussion under “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” below.

Opinion of Moelis & Company LLC

At the meeting of the Company Board on April 24, 2017 to evaluate and approve the Offer and Merger (together, the “Transaction”), Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 24, 2017, addressed to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the $40.25 per Share in cash (the “Consideration”) to be received in the Transaction by holders of the Shares (other than Oaktree and its affiliates, Parent and its affiliates and any holder who has demanded appraisal for its Shares, collectively referred to as “Excluded Holders”), is fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated April 24, 2017, confirming its oral opinion issued to the Company Board on the same date, sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Moelis in connection with rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated in its entirety herein by reference. Moelis’ opinion was provided for the use and benefit of the Company Board (solely in its capacity as such) in its evaluation of the Transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Consideration to the holders of the Shares, other than the Excluded Holders, and does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction or any other matter, including whether such stockholder should tender shares in the Transaction. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company, including publicly available research analysts’ financial forecasts;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with Moelis by the Company’s management (including projected acquisitions to be undertaken by the Company);

•

conducted discussions with members of senior management and representatives of the Company concerning the publicly available and internal information described in the foregoing items, as well as the business and prospects of the Company generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated April 24, 2017, of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, with the consent of the Company Board, Moelis relied on the information supplied to, discussed with or reviewed by Moelis for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any of such information. With the consent of the Company Board, Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed, at the direction of the Company Board, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they were based, including, without limitation, the feasibility of the Company being able to consummate future acquisitions on such terms and achieving such results as contemplated by such financial forecasts. In addition, with the consent of the Company Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion did not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion did not address any legal, regulatory, tax or accounting matters. At the direction of the Company Board, Moelis was not asked to, and did not, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of the Shares (other than the Excluded Holders). In rendering its opinion, Moelis assumed, with the consent of the Company Board, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transaction would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the Agreement would comply with all the material terms of the Merger Agreement. Moelis also assumed, with the consent of the Company Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to Moelis’ analysis. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with the Company from any party.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. Moelis’ opinion did not address in any way the early termination payment to be made to any of the beneficiaries of the income tax receivable agreement, between the Company and a representative of the stockholders of the Company immediately prior to the Company’s IPO, the effect of such payment on the Transaction or the payment or amount thereof relative to the Consideration to be received by the holders of the Shares. Moelis’ opinion also did not address, the fairness of the Transaction or any aspect or implication of the Transaction to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of the Shares (other than the Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise.

Financial Analyses of the Company

The following is a summary of the material financial analyses presented by Moelis to the board of directors of the Company at its meeting held on April 24, 2017, in connection with its opinion. The following summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purpose of the financial analyses summarized below, unless otherwise noted below, Moelis utilized financial data of the Company based on financial forecasts and other information and data provided by the Company’s management team that included projected acquisitions to be undertaken by the Company. Moelis inquired as to which of the two sets of management forecasts Moelis should use for purposes of its financial analyses, and the Company Board directed Moelis to use the Acquisition Case for such purposes and that such Acquisition Case represented the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

Selected Publicly Traded Companies Analysis. Moelis reviewed financial and stock market information of selected publicly traded mid-cap and/or protein centric food companies with active acquisition growth strategies.

Moelis reviewed, among other things, enterprise values of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on April 21, 2017, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests) as a multiple of estimated revenue and Adjusted EBITDA for calendar year 2017 (estimated). Moelis also reviewed closing stock prices of the selected companies on April 21, 2017. Financial data for the selected companies was based on publicly available consensus research analysts’ estimates, public filings and other publicly available information.

The list of selected companies and enterprise values, Adjusted EBITDA margins and growth rates and multiples of total enterprise value to estimated Adjusted EBITDA as estimated for calendar year 2017, together with the resultant mean, median, high and low for such multiples for the selected companies and for the Company based on closing stock prices as of April 21, 2017 are set forth below.

As of April 21, 2017 ($ in millions)	Enterprise Value	Adj. EBITDA Growth Rate	Adj. EBITDA Margin	TEV /Adj. EBITDA CY17E
Tyson Foods, Inc.	$30,223	(5.4%)	9.9%	8.3x
Hormel Foods Corporation	18,297	2.5%	16.2%	12.1x
Post Holdings Inc.	12,401	5.7%	20.1%	10.9x
Pinnacle Foods Inc.	9,928	9.2%	22.4%	13.8x
Lamb Weston Holdings Inc.	8,635	11.4%	21.7%	12.4x
Pilgrim’s Pride Corporation	7,617	13.5%	12.1%	7.4x
B&G Foods Holdings Corp.	4,579	2.3%	22.9%	12.2x
Nomad Foods Ltd	3,823	(3.8%)	16.5%	11.3x
Lancaster Colony Corporation	3,429	4.5%	19.2%	14.6x
Maple Leaf Foods Company	3,058	8.5%	11.7%	10.2x
J&J Snack Foods Corp.	2,328	9.1%	16.0%	13.6x
Mean			17.3%	11.5x
Median		5.7%	16.5%	12.1x
High		13.5%		14.6x
Low		(5.4%)		7.4x
Company—Consensus Median	$3,740		19.4%	11.6x
Company—Management Projections (Acquisition Case)	$3,740	18.8%	19.9%	10.5x
Company—Management Projections (Base Case)	$3,740	6.9%	19.3%	11.7x

In reviewing the characteristics of the selected companies for purposes of determining a reference range, Moelis noted that Tyson Foods, Inc., Pilgrim’s Pride Corporation, Maple Leaf Foods Company and Hormel

Foods Corporation are all engaged in slaughter as a portion of their business, which exposes them to fluctuations in protein commodity prices and is typically a lower margin business with meaningful commodity product sales to customers. Moelis observed that Pinnacle Foods Inc., B&G Foods Holdings Corp. and Lancaster Colony Corporation are all more diversified, primarily branded food companies which benefit from a history of relatively stable and strong margins. Moelis also observed that Lamb Weston Holdings Inc. is a global, value-added processor within a specific segment (potatoes) with a frozen supply chain and significant exposure to foodservice end channels that generates strong margins. Moelis noted that the Company has a high relative exposure to foodservice end channel and high exposure to single commodity (beef, which accounts for approximately 50% of the Company’s cost of goods sold) and has limited brand strength.

Moelis also noted that the Wall Street research for the selected publicly traded companies and the Company do not include estimates for acquisition growth even though the companies have publicly announced acquisition growth strategies. Given this factor, in reviewing operating statistics of the Company relative to selected publicly traded companies, Moelis compared the selected publicly traded companies against financial data for the Company that excludes projected acquisitions.

In light of the above factors, in determining the reference range, Moelis focused, in particular, on Lamb Weston Holdings Inc. and Maple Leaf Foods Company and applied a range of selected multiples of 10.0x to 12.5x (based on total enterprise value as a multiple of estimated Adjusted EBITDA for calendar year 2017) to the Company’s projected 2017 Adjusted EBITDA of $357 million (which includes the Company’s projected acquisitions for 2017). This financial data for the Company was based on financial forecasts and other information and data provided by the Company’s management.

This analysis indicated the following implied per share reference range for the Company, as compared to the $40.25 per share consideration:

Implied Per Share Reference Range	Consideration
$29.40 – $40.55	$40.25

Selected Precedent Transactions Analysis. Moelis reviewed financial information of selected transactions in the prepared foods industry announced between August 2006 and November 2016 based on a range of criteria including size, business model and channel exposure. Moelis reviewed announced transaction values of the selected transactions as a multiple, to the extent information was publicly available, of Adjusted EBITDA for the latest 12 months. Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction. The list of selected transactions, enterprise value of the target company, related multiple and the resultant mean, median, high and low multiples for the selected precedent transactions are as follows:

($ in millions) Annc. Date	Acquirer	Target	Enterprise Value	TEV/Adj. EBITDA
November 2016	Charoen Pokphand Foods	Bellisio Foods, Inc.	$1,075	13.1x
November 2015	Pinnacle Foods Inc.	Boulder Brands Inc.	967	14.6x
June 2015	JBS SA	Moy Park Ltd	1,507	8.3x
November 2014	JBS SA	Primo Smallgoods Group	1,249	9.7x
September 2014	Ajinomoto Co.	Windsor Quality Holdings LP	804	13.0x
May 2014	Tyson Foods, Inc.	Hillshire Brands Co.	8,552	16.7x
April 2014	Post Holdings Inc.	Michael Foods Group Inc.	2,500	10.5x
May 2013	Shuanghui International Holdings	Smithfield Foods, Inc.	6,462	8.7x
May 2013	Thomas H. Lee Partners L.P. and an Affiliate of Goldman Sachs & Co.	CTI Foods Holding Co.	690	8.3x
June 2010	Aryzta AG	Fresh Start Bakeries, Inc.	900	8.1x
January 2010	Nestle USA	Kraft Foods, Inc. North American Frozen Pizza Business	3,700	12.5x
November 2009	Pinnacle Foods Inc.	Birds Eye Foods, Inc.	1,340	9.2x
February 2007	Blackstone Group	Pinnacle Foods Company	2,160	11.0x
August 2006	Permira Advisors LLP	Iglo Foods Group Limited	2,203	9.4x
Mean				10.9x
Median				10.1x
High				16.7x
Low				8.1x

In reviewing the characteristics of the selected transactions for purposes of determining a reference range, Moelis noted that Boulder Brands Inc. had a diversified portfolio of branded food which garnered a premium valuation. Moelis also noted that Hillshire Brands Co. was a branded, value-added protein producer with sales oriented towards the retail channel which resulted in a highly competitive auction process. CTI Foods Holding Co. was smaller and occurred at a different point in the protein commodity cycle. Moy Park Ltd had meaningful exposure to Europe and was sold by a seller under financial distress. Moelis observed that transactions that occurred prior to 2013 occurred at a different point in the mergers and acquisitions cycle and, therefore, assigned greater weight to more recent transactions.

Given similarities in business models and the date of the transactions, Moelis focused, in particular, on the Michael Foods Group Inc., Windsor Quality Holdings LP, Bellisio Foods, Inc., Primo Smallgoods Group and Smithfield Foods, Inc. transactions. Moelis applied ranges of selected multiples derived from the selected transactions of 10.0x to 13.0x (based on total enterprise value as a multiple of Adjusted EBITDA for the latest 12 months) to the Company’s latest twelve months Adjusted EBITDA as of December 31, 2016. Financial data for the Company was based on financial data and other information provided by the Company’s management. This analysis indicated the following implied per share reference range for the Company, as compared to the $40.25 per share consideration:

Implied Per Share Reference Range	Consideration
$25.70 – $36.95	$40.25

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow (“DCF”) analysis of the Company using financial forecasts and other information and data provided by the Company’s management (which includes the Company’s projected acquisition during the forecast period) to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the DCF analysis of the Company, Moelis utilized a range of discount rates of 6.5% to 8.5%, based on an estimated weighted average cost of capital (“WACC”) for the Company using the Capital Asset Pricing Model to review the estimated WACC for certain of the selected companies described above under “—Selected Publicly Traded Companies Analysis,” and using a size premium applicable to the Company, to calculate estimated present values as of June 30, 2017 of (i) the Company’s estimated after-tax unlevered free cash flows for July 1, 2017 through December 31, 2021, and (ii) estimated terminal values derived by applying a range of multiples of 10.0x to 12.5x to the Company’s terminal year Adjusted EBITDA. Moelis noted that next twelve months trading multiples for Adjusted EBITDA for the selected publicly traded companies above ranged from approximately 6.0x to 12.0x over the prior ten years. Moelis also noted that there has been an increase in acquisition activity in recent years in the industry. Moelis used the current range of multiples as identified in the selected publicly traded companies analysis above of 10.0x to 12.5x estimated Adjusted EBITDA for calendar year 2017 because such multiple range reflected a premium for the acquisition growth strategies of the selected companies in an active acquisitions period, and, therefore, incorporates the value of the Company’s projected acquisitions. Moelis also noted that the range of implied perpetuity growth rates based on the selected terminal multiples range was 2.8% to 5.5%. The unlevered free cash flow projections utilized in the DCF analysis took into account the cash flows related to tax attributes of the Company and related payments owed under the Company’s income tax receivable agreement and treated stock-based compensation as a cash expense.

This analysis indicated the following implied per share reference range for the Company, as compared to the $40.25 per share consideration:

Implied Per Share Reference Range	Consideration
$34.50 – $49.85	$40.25

Other Information

Moelis also noted for the Company Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•

the historical trading prices for the Shares during the period from the Company’s initial public offering on July 15, 2016 and ending on April 21, 2017, which reflected low and high stock prices during such period ranging from $22.99 to $36.69 per share;

•

forward stock price targets for the Shares in recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $29.00 to $34.00 per share;

•

the implied per share reference range based on a DCF model using financial forecasts and other information and data provided by the Company’s management that excluded the Company’s management projected acquisition activity, which indicated implied per share reference range for the Company of $30.35 to $42.45; and

•

that the selected publicly traded companies have increased in recent years as evidenced by such publicly traded companies having an average trading multiple to the next twelve months Adjusted EBITDA of 10.8x, 10.9x, 10.9x, 10.5x, 9.7x and 8.5x for the year-to-date (as of April 21, 2017), 1-year, 2-year, 3-year, 5-year and 10-year averages, respectively. Moelis observed that there has been an increase in acquisition activity involving similarly situated companies in the food and beverage industry during the past decade as measured by the number of yearly transactions.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to the Company or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arms’ length negotiations between the Company and Parent and was approved by the board of directors of the Company. Moelis did not recommend any specific consideration to the Company or its board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction. Moelis’ affiliates, employees, officers and partners may at any time own securities of the Company and Parent. While Moelis has not been engaged by Parent during the two-year period prior to the date of its opinion, Moelis has from time-to-time had discussions with Parent as part of its ordinary course coverage efforts, and one of Moelis’ Managing Directors leading the team working on the Transaction has provided investment banking services to Parent while working at a different investment bank. Moelis has provided investment banking and other services to Oaktree unrelated to the Transaction and has received compensation for such services. In the past two years prior to the date of the opinion, Moelis (i) has been engaged as a financial advisor to four portfolio companies of Oaktree or its affiliate, but have not invoiced any fees in connection with such engagements, (ii) has acted as a restructuring advisor to certain committees of creditors in which Oaktree or its affiliate was a member of such committees, (iii) has acted as a restructuring advisor to an ad hoc group of creditors in which Oaktree or its affiliate was a member of such ad hoc group, (iv) has acted as a restructuring advisor to a company in which Oaktree or its affiliate is a major equity owner, (v) has acted as a co-manager for an offering of debt securities for a portfolio company of Oaktree or its affiliate in March, 2016, (vi) has acted as a financial advisor to a company in which Oaktree or its affiliate was a minority equity owner in December, 2015, (vii) has acted as a financial advisor to a portfolio company of Oaktree or its affiliate in August, 2015, and (viii) has acted as a financial advisor to a portfolio company of Oaktree or its affiliate in April, 2015. In connection with the foregoing items (ii) through (viii), Moelis received fees in the aggregate of approximately $23,445,000. No fees have been collected from Parent.

For a description of the terms of Moelis’ engagement as the Company’s financial advisor, see the discussion under “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” below.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company selected Credit Suisse and Moelis as co-financial advisors to the Company based on each financial advisor’s qualifications, experience, reputation and familiarity with the Company and its business, and the Company Board’s determination as to such financial advisors’ absence of conflicts of interest with respect to a proposed transaction with Parent.

The Company has agreed to pay Credit Suisse for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $18.5 million, of which

$1 million was payable upon delivery of Credit Suisse’s opinion, regardless of the conclusion reached therein, and approximately $17.5 million is contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Credit Suisse for its reasonable and out-of-pocket expenses, including reasonable fees and expenses of outside legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

Moelis acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, currently estimated to be approximately $15.1 million in the aggregate, $1 million of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Transaction. In addition, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

To the Company’s knowledge after reasonable inquiry, other than pursuant to the Tender and Support Agreement, no transactions in the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as set forth below.

Name	Date of Transaction	Number of Shares	Price per Share ($)(1)	Nature of Transaction
George F. Chappelle, Jr.	03/06/17	12,328	28.9392	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	03/07/17	12,328	29.3228	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	03/08/17	12,329	29.0767	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	03/09/17	12,744	29.0597	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	04/03/17	12,432	30.5161	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	04/04/17	12,432	30.481	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

George F. Chappelle, Jr.	04/05/17	12,432	30.6205	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

Name	Date of Transaction	Number of Shares	Price per Share ($)(1)	Nature of Transaction
George F. Chappelle, Jr.	04/06/17	12,433	29.5332	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 6, 2016

Celeste A. Clark	03/13/17	751	30.31	Non-employee director compensation paid in arrears in Shares

James L. Clough	03/06/17	12,328	28.9418	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

James L. Clough	03/07/17	12,328	29.3267	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

James L. Clough	03/08/17	12,329	29.0713	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

James L. Clough	03/09/17	11,095	29.0524	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

James L. Clough	04/03/17	12,020	30.506	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

Richard Dean Hollis	03/13/17	1,163	30.31	Non-employee director compensation paid in arrears in Shares

Bernie Panchot	03/06/17	2,261	28.9429	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

Bernie Panchot	03/06/17	2,261	28.495	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

Bernie Panchot	04/03/17	2,261	30.5142	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 7, 2016

Tony Schroder	03/13/17	25,013	30.3924	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

Tony Schroder	03/14/17	70,000	N/A	Represents a charitable gift of securities

Tony Schroder	04/03/17	25,013	30.5184	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

Tony Schroder	04/03/17	2,872	30.508	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

Name	Date of Transaction	Number of Shares	Price per Share ($)(1)	Nature of Transaction
John N. Simons, Jr.	03/06/17	83,041	29.0482	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

John N. Simons, Jr.	03/07/17	47,963	29.3331	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

John N. Simons, Jr.	03/08/17	32,971	29.0317	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

John N. Simons, Jr.	03/09/17	61,471	29.1532	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

John N. Simons, Jr.	03/31/17	28,887	31.17	Represents shares used to pay taxes on vesting of restricted stock units

John W. Theis, III	03/06/17	6,000	28.9448	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

John W. Theis, III	04/03/17	6,000	30.5198	Sales effected pursuant to a Rule 10b5-1 trading plan adopted by reporting person on December 9, 2016

(1)

Where sales are effected pursuant to a Rule 10b5-1 trading plan as noted in the “Nature of Transaction” column, the corresponding per share price is a weighted average price computed by taking into account all transactions executed on a particular date with respect to the number of shares listed opposite the name of the individual.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS-Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Transactions, assuming that the closing date of the Merger is July 1, 2017, and the named executive officers each experience a qualifying termination (as provided in each applicable plan, program or agreement) on the same day immediately following the Merger. The amounts in the table below are based on assumptions and information available to date and the final amounts may differ from the amounts in the table.

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(3)	Perquisites / Benefits ($)(4)	Tax Reimbursements ($)(5)			Total ($)
John N. Simons, Jr.	$—	$—	$—	$—		$—			$—
Christopher D. Sliva	$5,198,904	$7,846,013	$—	$31,001	$	[	●]	$	[	●]
Michael B. Sims	$1,619,486	$4,176,711	$—	$23,134	$	[	●]	$	[	●]
George F. Chappelle, Jr.	$1,119,736	$5,169,115	$—	$22,334	$	[	●]	$	[	●]
James L. Clough	$1,077,924	$4,176,711	$—	$22,315	$	[	●]	$	[	●]

(1)

For Mr. Sliva, represents (i) a lump sum payment equal to the sum of (a) three times Mr. Sliva’s then-current annual base salary ($800,000) plus (b) three times Mr. Sliva’s target annual bonus for 2016 ($800,000), and (ii) a bonus payment prorated through the date of termination, in each case pursuant to the terms of his employment agreement with the Company, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($398,904). For Mr. Sims, represents (i) a lump sum payment equal to 1.5 times the sum of (a) his base salary ($500,000) and (b) the two-year average of prior years’ bonuses (for 2015, $410,000, and for 2016, $500,000) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated through the Acceptance Time pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($186,986). For Mr. Chappelle, represents (i) a lump sum payment equal to 1.0 times the sum of (a) his base salary ($500,000) and (b) the two-year average of prior years’ bonuses (for 2015, $400,000, and for 2016, $465,500) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated through the Acceptance Time pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($186,986). For Mr. Clough, represents (i) a lump sum payment equal to 1.0 times the sum of (a) his base salary ($500,000) and (b) the two year average of prior years’ bonuses (for 2015, $360,000, and for 2016, $421,875) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated through the Acceptance Time pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($186,986).

(2)

For a description of the treatment and detailed breakdown of each named executive officer’s equity award-based payments, see the section titled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger Agreement on Equity Awards” above.

(3)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.
(4)

Includes, for Messrs. Sliva and Sims, continued health insurance benefits at the Company’s expense for 18 months following the date of termination ($26,001 and $18,134, respectively), and for Messrs. Chappelle and Clough, continued health insurance benefits at the Company’s expense for 12 months following the date of termination ($17,334 and $17,315, respectively). Also includes outplacement benefits for three months for each named executive officer except Mr. Simons (estimated to be $5,000 in each case).
(5)

In connection with the Company’s entry into the Merger Agreement, the Company intends to enter into agreements with certain of its executive officers and other individuals, including each of the named executive officers (other than Mr. Simons), subject to good faith consultation and agreement between the Company and Parent. Pursuant to such agreements, each such person will be entitled to a tax reimbursement or gross-up in respect of Section 4999 of the Code, inclusive of any income taxes, employment taxes and excise taxes applicable thereto. Mr. Simons’ current agreements with the Company already provide for such a reimbursement. All such payments will not exceed $12.5 million in the aggregate, and will be allocated amongst such individuals, including the named executive officers, prorata based on the maximum amount of such taxes under such section that is reasonably expected to become payable by such individuals. The actual amounts that may be apportioned to each of the named executive officers is uncertain as of the time of this filing. Additional information regarding these payments is provided in the section titled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Tax Gross-Ups” above.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66-2/3% of the outstanding voting stock which the interested stockholder did not own.

The Company has expressly opted out of Section 203 of the DGCL in its amended and restated certificate of incorporation and therefore the provisions of Section 203 of the DGCL are inapplicable to the Company.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262. Such appraised value may be greater than, the same as or less than the Merger Consideration per Share. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX C. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE, NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the Merger (the “Effective Date”), or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE COMPANY BOARD HAS FIXED MAY 8, 2017 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL UNDER SECTION 262 OF THE DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty days after the date of this Schedule 14D-9, deliver to the Company at 9987 Carver Road, Blue Ash, Ohio 45242; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex C hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares.

Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Date, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Date, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Date, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Date through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Date and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the value of the Merger Consideration per Share. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015) that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration per Share, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal to be distributed to them and accompanying instructions in order to receive payment of the Merger Consideration per Share.

At any time within 60 calendar days after the Effective Date, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

The HSR Act provides for an initial 15-calendar-day waiting period for cash tender offers following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Merger Sub may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on May 5, 2017. Accordingly, the initial waiting period applicable to the purchase of Shares will expire at 11:59 PM (Eastern Time) on May 22, 2017 unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from to Parent and the Company, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. This additional period may be extended by agreement between the parties and the reviewing agency. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust

Division in connection with the Offer, neither the Company’s failure to make those filings nor the Company’s failure to comply with a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 9, 2017, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended July 2, 2016 and October 1, 2016, as filed with the SEC on August 12, 2016 and November 9, 2016, respectively.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of the Company); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Parent and the Company; the ultimate outcome of Parent’s operating strategy applied to the Company and the ultimate ability to realize synergies; the effects of the business combination on Parent and the Company, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in the Company’ periodic filings, including the Company’ Annual Report on Form 10-K for the year ended December 31, 2016 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Parent and this Solicitation/Recommendation statement on this Schedule 14D-9. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Parent nor the Company undertakes any obligation to update any forward-looking statement except as required by law.

ITEM 9.	EXHIBITS

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 9, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

Exhibit No.	Description

(a)(1)(B)

Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

(a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

(a)(1)(E)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

(a)(1)(F)

Summary Advertisement as published in The New York Times on May 9, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 9, 2017)

(a)(5)(A)	Opinion of Credit Suisse Securities (USA) LLC, dated April 24, 2017 (included as Annex A to this Schedule 14D-9)

(a)(5)(B)	Opinion of Moelis & Company LLC, dated April 24, 2017 (included as Annex B to this Schedule 14D-9)

(a)(5)(C)

Joint Press Release of Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. dated April 25, 2017 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2017)

(d)(1)

Amended and Restated Certificate of Incorporation of AdvancePierre Foods Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2016)

(d)(2)

Amended and Restated Bylaws of AdvancePierre Foods Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2016)

(e)(1)

Agreement and Plan of Merger dated as of April 25, 2017 among Tyson Foods, Inc., AdvancePierre Foods Holdings, Inc. and DVB Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2017)

(e)(2)	Confidentiality Agreement dated as of April 23, 2017 among Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(3)

Tender and Support Agreement dated as of April 25, 2017 among Tyson Foods, Inc., DVB Merger Sub, Inc., OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2017)

(e)(4)

AdvancePierre Foods, Inc. Special Enhanced Severance Plan (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1/A (file no. 333-210674) filed with the Securities and Exchange Commission on June 15, 2016 (the “June 15, 2016 Form S-1/A”))

(e)(5)	AdvancePierre Foods, Inc. 2016 Executive Severance Plan (incorporated by reference to Exhibit 10.21 to the June 24, 2016 Form S-1/A)

Exhibit No.	Description

(e)(6)

Employment Agreement entered into and effective as of September 30, 2013, by and between John Simons and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.7 to the June 15, 2016 Form S-1/A)

(e)(7)

Transition and Separation Agreement, dated November 7, 2016, among AdvancePierre Foods Holdings, Inc., AdvancePierre Foods, Inc., and John Simons (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2016)

(e)(8)	Waiver Agreement, dated October 26, 2016, between AdvancePierre Foods, Inc. and John Simons (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2016)

(e)(9)

Executive Employment Agreement, dated October 27, 2016, among AdvancePierre Foods, Inc., AdvancePierre Foods Holdings, Inc., and Christopher D. Sliva (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 10, 2016)

(e)(10)

Employment Agreement entered into on February 2, 2012 and effective as of February 28, 2012, by and between Michael Sims and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.8 to the June 15, 2016 Form S-1/A)

(e)(11)

Employment Agreement entered into on December 23, 2013 and effective as of January 20, 2013, by and between George Chappelle and AdvancePierre Foods, Inc.(incorporated by reference to Exhibit 10.13 to the June 24, 2016 Form S-1/A)

(e)(12)

Employment Agreement entered into on June 18, 2013 and effective as of July 8, 2013, by and between James Clough and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.10 to the June 15, 2016 Form S-1/A)

(e)(13)

Relocation Repayment Agreement entered into and effective as of October 14, 2014, by and between James Clough and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.11 to the June 15, 2016 Form S-1/A)

(e)(14)

Amendment No. 1 to Employment Agreement entered into by and between James Clough and AdvancePierre Foods, Inc., effective March 24, 2016 (incorporated by reference to Exhibit 10.12 to the June 24, 2016 Form S-1/A)

(e)(15)	Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the June 15, 2016 Form S-1/A)

(e)(16)	Amendment No. 1 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan, effective as of January 23, 2014 (incorporated by reference to Exhibit 10.17 to the June 15, 2016 Form S-1/A)

(e)(17)	Amendment No. 2 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the June 24, 2016 Form S-1/A)

(e)(18)

Amendment No. 3 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2016)

(e)(19)	Form of Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan Restricted Share Award Agreement (incorporated by reference to Exhibit 10.19 to the June 24, 2016 Form S-1/A)

(e)(20)

Amendment to Outstanding Restricted Stock Award Agreements (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2016)

Exhibit No.	Description
(e)(21)

AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Restricted Share Unit Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2016)

(e)(22)

AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Restricted Share Unit Award Agreement (Independent Director Form) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2016)

(e)(23)

AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Option Award Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2016)

(e)(24)

Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A (file no. 333-210674) filed with the Securities and Exchange Commission on June 24, 2016 (the June 24, 2016 Form S-1/A))

(e)(25)

Income Tax Receivable Agreement, dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2016)

(e)(26)

Third Amended and Restated Registration Rights Agreement dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2016)

(e)(27)

Stockholders Agreement dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2016)

(e)(28)

Indenture, dated as of December 7, 2016, by and among AdvancePierre Foods Holdings, Inc., the Guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2016)

(e)(29)

Form of 5.50% Senior Notes due 2024 (incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2016)

(e)(30)

Term Loan Credit Agreement, dated as of June 2, 2016, among AdvancePierre Foods Holdings, Inc., Pierre Holdco, Inc., AdvancePierre Foods, Inc., the lenders party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and security agent (incorporated by reference to Exhibit 10.5 to the June 24, 2016 Form S-1/A)

(e)(31)

Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of June 2, 2016, among AdvancePierre Foods, Inc., the lenders party thereto from time to time and Wells Fargo Capital Finance, LLC, as administrative agent (incorporated by reference to Exhibit 10.6 to the June 24, 2016 Form S-1/A)

(e)(32)

Independent Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016)

Annex A: Opinion of Credit Suisse Securities (USA) LLC

Annex B: Opinion of Moelis & Company LLC

Annex C: Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Christopher D. Sliva
	Name:	Christopher D. Sliva
	Title:	President and Chief Executive Officer

Dated: May 9, 2017

ANNEX A

Opinion of Credit Suisse Securities (USA) LLC

April 24, 2017

Board of Directors

AdvancePierre Foods Holdings, Inc.

9987 Carver Road, Suite 500

Blue Ash, Ohio 45242

Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.01 per share (“AdvancePierre Common Stock”), of AdvancePierre Foods Holdings, Inc., a Delaware corporation (“AdvancePierre”), other than as specified herein, of the Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among AdvancePierre, Tyson Foods, Inc., a Delaware corporation (“Tyson Foods”), and DVB Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tyson Foods (“Merger Sub”). The Merger Agreement provides for, among other things, (i) the commencement by Merger Sub of a tender offer to purchase all outstanding AdvancePierre Common Stock (such tender offer, the “Tender Offer”) for $40.25 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, the merger of Merger Sub with and into AdvancePierre (such merger, taken together with the Tender Offer as an integrated transaction, the “Transaction”) and the conversion of each outstanding share of AdvancePierre Common Stock not previously tendered in the Tender Offer into the right to receive the Consideration. The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

In arriving at our opinion, we have reviewed a draft, dated April 24, 2017, of the Merger Agreement and certain publicly available business and financial information relating to AdvancePierre. We also have reviewed certain other information relating to AdvancePierre provided to or discussed with us by the management of AdvancePierre, including financial forecasts under alternative scenarios, referred to as a “base” case and an “acquisition” case, respectively, and have met with the management of AdvancePierre to discuss the businesses and prospects of AdvancePierre. We also have considered certain financial and stock market data of AdvancePierre, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of AdvancePierre, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for AdvancePierre that we have been directed to utilize in our analyses (including as to tax attributes of AdvancePierre), we have been advised by the management of AdvancePierre, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of AdvancePierre under the alternative scenarios reflected therein and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based. We have relied, with your consent and without independent verification, upon the assessments of the management of AdvancePierre as to, among other things, (i) the potential impact on AdvancePierre of certain market, competitive, seasonal and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the food industry, including the packaged food and protein sectors thereof, and (ii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, key employees, customers,

Board of Directors

AdvancePierre Foods Holdings, Inc.

April 24, 2017

suppliers, distributors and other commercial relationships of AdvancePierre. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on AdvancePierre or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals, agreements or waivers in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would be meaningful in any respect to our analyses or opinion and that the Transaction will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of AdvancePierre have advised us, and we also have assumed, that the terms of the Merger Agreement, when executed, will conform in all material respects to the terms reflected in the draft reviewed by us. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of AdvancePierre or any other entity and, other than certain information prepared by a third party consultant as provided to us by AdvancePierre with respect to obligations under a tax receivable agreement to which AdvancePierre is a party, we have not been furnished with any such evaluations or appraisals. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of AdvancePierre as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by holders of AdvancePierre Common Stock, without regard to individual circumstances of, or relative fairness among, holders of AdvancePierre Common Stock or other securities of AdvancePierre or its affiliates, or any rights, preferences, restrictions or limitations that may be attributable to any such securities of or agreements involving AdvancePierre or any of its stockholders or affiliates, and does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any tender or support agreement, tax receivable agreement (including any obligations or amounts payable thereunder) or other agreements, arrangements or understandings entered into in connection with or related to the Transaction or otherwise. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation or other consideration to any officers, directors or employees of any party to the Transaction or any related entities, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. Our opinion also does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to AdvancePierre, nor does it address the underlying business decision of AdvancePierre to proceed with the Transaction. We were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of AdvancePierre.

We have acted as financial advisor to AdvancePierre in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, AdvancePierre has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to AdvancePierre and certain of its affiliates

Board of Directors

AdvancePierre Foods Holdings, Inc.

April 24, 2017

unrelated to the Transaction, for which we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as (i) joint bookrunning manager and an underwriter for initial and follow-on public offerings of equity securities, and initial purchaser, joint bookrunning manager and an underwriter for high-yield notes offerings, of AdvancePierre and (ii) joint lead arranger and joint bookrunning manager for, and as a lender under, a credit facility of AdvancePierre and related entities. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Oaktree Capital Management, L.P. (“Oaktree”), a major stockholder of AdvancePierre through funds managed by Oaktree, and certain affiliates and/or portfolio companies of Oaktree, for which we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as (i) financial advisor to Oaktree and certain of its portfolio companies in connection with merger and acquisition transactions, (ii) joint bookrunning manager, sole debt advisor, sole placement agent and/or an underwriter for offerings of equity and debt securities of portfolio companies of Oaktree and (iii) a lender under certain credit facilities of Oaktree and related entities, including portfolio companies. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of AdvancePierre, Tyson Foods, Oaktree and their respective affiliates and/or portfolio companies and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of AdvancePierre (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation as to whether any stockholder should tender shares of AdvancePierre Common Stock in the Tender Offer or how any stockholder should act on any matter relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of AdvancePierre Common Stock (other than Oaktree, Parent, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX B

1999 AVENUE OF THE STARS 19th FLOOR LOS ANGELE, CALIFORNIA 90067 T 310.443.2300 F 310.443.8700

April 24, 2017

Board of Directors

AdvancePierre Foods Holdings, Inc.

9987 Carver Road, Suite 500

Blue Ash, OH

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of AdvancePierre Foods Holdings, Inc. (the “Company”), other than Oaktree Capital Management, L.P. and its affiliates (collectively, “Oaktree”), Acquiror (as defined below) and its affiliates and any holder who has demanded appraisal for its shares of Company Common Stock (collectively, “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Tyson Foods, Inc. (the “Acquiror”) and DVB Merger Sub, Inc., a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”). As more fully described in the Agreement, (i) Acquisition Sub will commence a tender offer to acquire all outstanding shares of Company Common Stock for $40.25 per share in cash (the “Consideration”) and (ii) following the consummation of such tender offer, Acquisition Sub will merge with and into the Company (together with such tender offer, the “Transaction”) and each issued and outstanding share of Company Common Stock not previously acquired by Acquisition Sub will be converted into the right to receive the Consideration.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company, including publicly available research analysts’ financial forecasts; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (including projected acquisitions to be undertaken by the Company); (iii) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (v) reviewed the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft, dated April 24, 2017, of the Agreement; (vii) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (viii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the

Company as to the future performance of the Company. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based, including, without limitation, the feasibility of the Company being able to consummate future acquisitions on such terms and achieving such results as contemplated by such financial forecasts. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have also assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion, which fee shall be offset, to the extent previously paid, against the fee described in the preceding sentence. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We have provided investment banking and other services to Oaktree unrelated to the Transaction and have received compensation for such services. In the past two years prior to the date hereof, we (i) have been engaged as a financial advisor to four portfolio companies of Oaktree or its affiliate, but have not invoiced any fees in connection with such engagements, (ii) acted as the restructuring advisor to certain committees of creditors in which Oaktree or its affiliate was a member of such committees, (iii) acted as the restructuring advisor to a company in which Oaktree or its affiliate is a major equity owner, (iv) acted as co-manager for an offering of debt securities for a portfolio company of Oaktree or its affiliate in March, 2016, (v) acted as a financial advisor to a company in which Oaktree or its affiliate was a minority equity owner in December, 2015, (vi) acted as a financial advisor to a portfolio company of Oaktree or its affiliate in August, 2015, and (vi) acted as a financial advisor to a portfolio company of Oaktree or its affiliate in April, 2015. In the future, we may provide investment banking or other services to the Company, the Acquiror or Oaktree and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. We also understand that, in connection with the Transaction, a Tax Receivable Agreement between a representative of those stockholders of the Company who were stockholders immediately prior to the Company’s initial public offering in which Oaktree was the majority beneficial owner (such stockholders, the “TRA Beneficiaries”) and the Company will be terminated and an early termination payment will be made for the benefit of the TRA Beneficiaries pursuant to the terms of the Tax Receivable Agreement in effect since the time of such initial public offering. This opinion does not address in any way the early termination payment to be made to any of the TRA Beneficiaries, the effect thereof on the Transaction or the payment or amount thereof relative to the

Consideration to be received by the holders of Company Common Stock. This opinion also does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than Excluded Holders.

Very truly yours,

MOELIS & COMPANY LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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